

JARDEN corporation

the brands of everyday life.™

2012 Annual Report

STRATEGIC DIRECTION
1

BUSINESS SEGMENTS
4

STRANDS OF JARDEN'S DNA
8

MANUFACTURING CENTERS
70

COUNTRIES WHERE OUR PRODUCTS ARE SOLD
100

POWERFUL BRANDS
120

FORTUNE 500 RANK
371

RETAIL CUSTOMERS
15,000

EMPLOYEES
25,000

NET SALES $
6,700,000,000


EXECUTION
Berkley
sevylor
SUSTAINABILITY
Sunbeam
MR. COFFEE
CONTROLS
Marmot
diamond
BICYCLE
Oster
First Alert
Coleman
EXECUTION
RELATIONSHIPS
PENN
CROCK-POT
FoodSaver
NUK
Spontex
MAPA

This helix represents the 8 strands of Jarden's DNA. The helix is meant to reflect our core values and the principles upon which we run the Company. Throughout this year's annual report, we will touch upon each aspect of Jarden's DNA and how it relates to our initiatives and our focus on continuous improvement.

Table of Contents

Deliver Exceptional Financial Results

and Execute

Have Fun, Work Hard

Strive to be Think Lean,

Better Act Large

Support the Individual,

but Encourage Teamwork

Retain and Develop the Best Talent

and Innovate

Listen, Learn

Enhance the Communities in which we Operate



CAGR
31%
$588
$839
$3,189
$3,846
$4,660
$5,383
$5,153
$6,023
$6,680
$6,696
03
04
05
06
07
08
09
10
11
12

Net Sales
($'s in millions)



CAGR
28%
$87
$115
$298
$419
$502
$609
$606
$710
$791
$814
03
04
05
06
07
08
09
10
11
12

Segment Earnings*
($'s in millions)

* Non-GAAP - For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 76.

Each year Jarden employees submit creative ideas for the cover of our Annual Report. The winners of this year's annual report cover contest were Sherry Xue, Jarden Branded Consumables, China and Fabiein Dos Santos, Jarden Branded Consumables, France.

Dear Fellow Shareholders



Office of the Chairman

Martin E. Franklin *(Center)*
Founder
Executive Chairman

Ian G.H. Ashken *(Left)*
Co-Founder
Vice Chairman
Chief Financial Officer

James E. Lillie *(Right)*
Chief Executive Officer

We are pleased to report that 2012 marked another year of strong financial performance across Jarden. Jarden achieved record levels of sales and profitability fueled by new products and a continued focus on improvements in our operations. We finished the year with $6.7 billion in net sales, a 70 basis point improvement in adjusted gross margins, an over 20% increase in EPS and approximately $1 billion of cash on hand. It is also satisfying to report that Jarden was among the top five performing stocks compared to the S&P 500 Consumer Staples Index for 2012 on a one, five and ten year basis.

One of the strengths of our business is its strong cash flow generation which allowed us to continue to grow our reinvestments in the business, repurchase over $550 million of our stock, while staying within our stated leverage ratio target. We continue to view our own stock as an attractive investment opportunity compared to many of the outside acquisition opportunities that we evaluate on a regular basis.

We also completed Jarden's first convertible notes offering in 2012, which was a timely and successful addition to our capital structure. We believe the positive reaction of the markets during 2012 to all facets of our capital structure is a strong endorsement of our long-term view of our balance sheet and our investment needs, as well as our philosophy of accessing the capital markets on an opportunistic basis.

For over a decade now, Jarden has delivered revenue and earnings growth while staying true to the core principles upon which the business was founded in 2001. We articulated our unique culture on paper for the first time in 2007 outlining the key attributes that make up Jarden's DNA. On the fifth anniversary of the introduction of Jarden's DNA, we are proud to highlight the eight core strands in this year's annual report and communicate to you how these pieces contribute to the Company's high level of performance.

"For over a decade now, Jarden has delivered revenue and earnings growth while staying true to the core principles upon which the business was founded in 2001."

First, we **"Strive to be Better".** We are constantly seeking to improve our products, our performance and our interactions with customers, employees, suppliers and the communities in

Net Sales by Segment*

$6,696m

Consolidated 2012

Segment Earnings**

$814m


40%
29%
26%
5%
36%
31%
28%
5%
Outdoor Solutions
Consumer Solutions
Branded Consumables
Process Solutions

* Segment percentages exclude intercompany eliminations.

** Segment percentages are based on operating segments only excluding Corporate Expenses. For a reconciliation of Segment Earnings to GAAP Operating Earnings please see p. 76.

which we work. As an example, Jarden spends on average in excess of one million dollars per day on brand and product development. We challenge ourselves to bring products to the market which genuinely enhance the everyday lives of consumers who use them. This focus helps us maintain our leadership position in the marketplace and contributes to expansion of our gross margins with products that still offer excellent value to our customers.

Next, we seek to **"Retain and Develop the Best Talent".** We believe that our most important assets go home every night. Providing development opportunities for our employees through business unit 'university' programs, cross business unit councils and other initiatives is a priority. Likewise, employee recognition programs such as the annual Chairman's Award of Merit and our Manufacturing Excellence Award program are important mechanisms to acknowledge individual and team efforts.

"Support the Individual, but Encourage Teamwork" refers to our desire to maintain the entrepreneurial spirit of our culture, which fosters and rewards individual contribution and creativity, while recognizing that we are each part of a team and can achieve more working together to accomplish our goals. To encourage teamwork and cross business unit leverage of best practices, we have established over 25 enterprise-wide global councils on areas ranging from marketing to raw materials procurement and inventory management.

"Think Lean, Act Large" is the expression of our appreciation for the lean aspects of our smaller niche businesses and the importance of treating all the Company's assets as if they were your own, while recognizing that Jarden's scale represents a significant advantage to our smaller businesses who are able to leverage our Fortune 500 robust, global infrastructure to develop better processes and become more efficient. We pride ourselves on avoiding corpocracy, while maximizing the benefits available due to our size and scale.

"Listen, Learn and Innovate". We are passionate in our focus on developing distinctive, authentic market-leading products that answer consumer needs or desires. In 2012, we were proud to accept in excess of 150 industry awards which recognized the value of our work for the end users of our products. Each year, approximately 30% of our revenues are derived from new products introduced within the previous three years.

"Deliver Exceptional Financial Results". As a management team we believe strongly in our stewardship role to strive to provide superior returns for our shareholders. The strong financial results that Jarden has delivered for more than a decade are the bi-product of excellence in business; our people, our products and our brands are the building blocks that help produce these results.

"Have Fun, Work Hard and Execute". We are a meritocratic organization with a pay for performance culture. We come to work every day with pride, energy and a belief in our ability to succeed that embodies the spirit of our Company around the world. We believe that working hard and having fun at work are not mutually exclusive and we endeavor to attract employees who feel the same way.

We seek to **"Enhance the Communities in which we Operate".** We recognize that we are members of the global community and that we have a responsibility to the environment and to behave in a socially responsible manner. We are committed to operating in an ethical, honest manner throughout the world and in compliance with the laws of the communities in which we operate. We also believe that we should focus on giving back to those communities. Our employees regularly participate in local community and charitable events and have contributed to disaster relief efforts following events such as the tsunami in Japan and Hurricane Sandy in the US.

These 8 strands of Jarden's DNA encapsulate our guiding principles and are the key elements that have supported our success in the past and will continue to be the foundation for all strategic, operational and financial initiatives in the future.

As we begin 2013, we are excited by our new product pipeline as well as the opportunity to celebrate milestones of our iconic brands, such as the 100th anniversary of the Ball® "Perfect Mason Jar" along with a new line of Ball® preservation products for fresh garden grown herbs.


Marmot
CLOTHING & EQUIPMENT

Our 2nd Marmot retail store opened in Colorado in 2012. This store exemplifies one of the targeted growth initiatives behind the Marmot brand.

Please see page 76 for a GAAP reconciliation of certain non-GAAP financial information.

"As a management team we believe strongly in our stewardship role to strive to provide superior returns for our shareholders."

Additionally, in February 2013, we announced Jarden's fourth stock split since 2002 which reflects the confidence the Board of Directors and management have in our business strategy and our ability to continue Jarden's positive performance over the long term. We remain confident that the strategies we have in place to leverage our authentic brands with market-leading product innovation and continued geographic expansion are the right ones to allow us to continue to grow sales and deliver consistent, profitable growth for our shareholders.

Respectfully yours,

The Office of the Chairman

Martin E. Franklin
Founder
Executive Chairman

Ian G.H. Ashken
Co-Founder
Vice Chairman
Chief Financial Officer

James E. Lillie
Chief Executive Officer

Strive to be Better

We are constantly seeking to improve our products, our performance and our interactions with customers, employees, suppliers and the communities in which we operate. We are proud to have received over 150 awards in 2012. A selection of award winning products are included below.



"Best Salt Water Reel"

PENN Spinfisher



Coleman Instant Tent

"Best Buy"


SHIRO

Volkl's Award Winning Freeski


APEX
AWARD
skiing
SKI OF THE YEAR 2013
Best Buy
Outdoor
GEARLAB
2012
WINNER
CONSUMERS
BEST BUY
DIGEST
Editors' Choice
Backcountry
2012
SKI
MAGAZINE
GOLD MEDAL
GEAR
2013
powder
SKIER'S CHOICE
Prix Innovation
Préventica
BORDEAUX
2012
ICAST 2012
New Product Showcase WINNER
EDITOR'S PICK
2013
INTERNATIONAL DESIGN
EXCELLENCE AWARDS '12
GOLD
WINNER
ISPO



$384m

2012

Brand Equity Investment

CREATE-A-CROCK™

Personalized Crock-Pot Slow Cooker


CROCK-POT



First Alert

Combination Smoke + CO Alarm with Voice Output

"Best Buy"

Consumer Digest


RAWLINGS

Rawlings

$100 Helmet Provides Protection for up to 100 Mile per Hour Impact

This helmet is now required to be worn by all major league baseball players.

Retain and Develop the Best Talent

Providing development opportunities to our diverse employee base and recognizing their efforts is also a key element of Jarden's DNA which fuels creativity and excellence in execution.



RAWLINGS
Rawlings



John Missey, based in Guangzhou, China was one of five 2012 winners of the Chairman's Award of Merit. This annual program is designed to show our appreciation to employees who demonstrate excellence through leadership, teamwork, communication, creativity, use of technology, courage and/or individual contributions.

Rawlings partners with a local university in product development efforts and offers employees tuition discounts and annual MBA scholarship opportunities.

16 Countries with Operations



PURE FISHING
COLLEGE

25,000+ Employees



Miken Operations Team are developing a "Just in Time" manufacturing process for composite bats.



Consumer Solutions University was launched in 2012.



K2 SNOWBOARDING K2

K2 Brand 50th Anniversary in 2012



50
Years
1962-2012

70 Manufacturing Centers



'Lean' manufacturing process improvement classes are regularly held in China for Ski and Snowboard Manufacturing Centers.

Support the Individual, but Encourage Teamwork

Our entrepreneurial focus is a hallmark of our culture. We encourage a team-driven approach that fosters and rewards creativity, contribution and collaboration.






CO
First Alert

First Alert Mexico Manufacturing Center was named the winner of the Jarden Manufacturing Excellence Award for "Best Overall"

Zinc Products Manufacturing Center was named the winner of the Jarden Manufacturing Excellence Award for "Most Innovative"



United States Playing Cards Choir Performing for a live audience taping of the TV show "The Choir"


555
420
421
544


FINISH

Jarden fitness events, including 10K and 5K events with our Executive Chairman and CEO.

This year Martin and Jim ran five 10Ks in 5 countries in 4 days with over 1,000 fellow employees.



25+ enterprise wide councils focusing on continuous improvement in areas ranging from marketing to raw material procurement


JARDEN
plastic solutions

Jarden Plastic Solutions South Carolina manufacturing center is focused on reducing costs by reducing the number of steps required for material to move through the manufacturing process.

31% net sales CAGR over 10 years

Think Lean, Act Large

We embrace the heritage of our individual niche businesses while leveraging the robust, global infrastructure that stands behind Jarden today as a Fortune 500 company. We require processes and controls but pride ourselves on avoiding corpocracy.

Manufacturing Footprint

18m+
square feet



A continuous improvement project at Quickie's North Carolina manufacturing center is focused on labor efficiency in assembly and is one of over 40 such projects launched during 2012.

Lehigh expands product offerings in 2012 with paracord bracelets, camouflage spring links and multi purpose sports rope.


SURVIVAL BRACELET
Diamond Braided Poly Rope





Jarden's Continuous Improvement Council work on a project to improve apparel manufacturing processes.
Costa Rica Manufacturing Center - Outdoor Solutions




STEARNS

Stearn's Minnesota Life Vest manufacturing center is focused on streamlining processes including fabric cutting, silk screen printing, and flow of material through the center.



Consumer Solutions and Branded Consumables co-develop our first Fresh Preserving Appliance


Ball

Lean manufacturing efforts in our Indiana Ball Jar manufacturing center are focused on reducing machine changeover time to reduce inventory levels.


Ball

Listen, Learn and Innovate

We listen to customers and consumers to constantly improve our products and operations. We are committed to developing distinctive, authentic market leading products that answer consumer needs or desires.


Breville

Breville brightens kitchens through innovative colors and materials

First Alert's High Resolution Internet Video Surveillance System




sevylor

150+ 2012 Industry Awards for Excellence in Product Design and Innovation



Mr. Coffee Product Team developed a single serve coffee machine with a reservoir to respond to the desire for faster repeat brews.



NUK Advanced Airshield Orthodontic Pacifier with 3 times greater air circulation to reduce skin irritation.



Manufacturing Improvement Council reduce machine changeover time to improve machine throughput.



Pure Fishing regularly conducts 'in field' product research to simulate the end user experience.



Coleman developed the first grill which can be stored vertically

Deliver Exceptional Financial Results

Strong financial results are the ultimate bi-product of excellence in business; our people, products and our brands form the building blocks that produce financial success. Below are a selection of 2012 top selling products.


FoodSaver

30%
Reduction in Gas and Electricity Consumption Enterprise-Wide in 2012

Quickie expanded distribution with a new steam mop in 2012


Quickie

20%+ EPS Increase


Coleman



Spontex is expanding distribution throughout Europe with the "Wash-ups" glove and leveraging First Alert distribution to expand in the U.S.


NEW
Spontex
Wash-ups
M


Marmot

Marmot's Best Selling Basic Work Glove

Best Selling NUK "Learner Cup"


NUK

Cash on Hand
$1.0 billion
As of 12/31/12


Trilene
Trilene

Berkley Top Selling Fishing Line

Have Fun, Work Hard and Execute



We are a meritocratic organization with a pay for performance culture. We come to work every day with pride, energy and a belief in our ability to succeed that embodies the spirit of our Company around the world.


ATC Annual Dinner 2013
Have Fun, Work Hard, Execute

Asia Technical Center Annual Dinner


Marmot

Marmot opened a London, England store during the year and finished 2012 with a total of 36 managed retail locations.

$480m

Consolidated Cash Flow from Operations


Coleman

Coleman Australia employees on an overnight camping trip to conduct product testing.



Over $1.5m in savings generated by Reedsburg, Wisconsin team on projects which streamlined production.



Fast Dry Bottle Rack



Baseball Opening Day Celebration at Rawlings


125TH
1887
Rawlings
2012
ANNIVERSARY


Rawlings
OFFICIAL
MAJOR LEAGUE BASEBALL


5150

Enhance the Communities in which we Operate


AUTISM SPEAKS
Coleman "Autism Speaks" Lantern


NUK USA
March of Dimes Walk

We are committed to being responsible corporate citizens that give back through the support of local communities. We supported over 700 charities through cash and product donations throughout the year and our employees regularly participated in fund raising events. Jarden's sustainability efforts focus on balancing the economic, social and environmental demands of our business without compromising future generations.


Coleman's New Headquarters near Denver, Colorado relocated in 2012


Quickie donated 5,000 cleaning tools for Super Storm Sandy relief efforts in Union Beach, NJ

15%+
Reduction in Waste Disposal Enterprise-Wide in 2012


Jarden technical center team participate in a tree planting event in Guangzhou, China

2012 Energy Leadership Award
US Playing Cards




Annual Jarden sponsored Westchester Triathlon


BICYCLE
PLAYING CARDS
BICYCLE
BICYCLE
BICYCLE
STANDARD

10% of retail sales for cause-related decks is donated to the associated Charities by **United States Playing Cards**


Recycling project launched in Acuna, Mexico.

Selected Financial Data

Jarden Corporation Annual Report 2012

The following tables set forth the Company's selected financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The selected financial data set forth below has been derived from the audited consolidated financial statements and related notes thereto, where applicable, for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

	As of and for the Years Ended December 31,				
(In millions, except per share data)	**2012**	**2011**	**2010(b)**	**2009**	**2008**
STATEMENTS OF OPERATIONS DATA					
Net sales	$ 6,696.1	$ 6,679.9	$ 6,022.7	$ 5,152.6	$ 5,383.3
Operating earnings *(a)*	576.8	522.9	407.3	386.9	146.1
Interest expense, net	185.3	179.7	177.8	147.5	178.7
Loss on early extinguishment of debt	—	12.8	—	—	—
Income tax provision	147.6	125.7	122.8	110.7	26.3
Net income (loss) *(a)*	$ 243.9	$ 204.7	$ 106.7	$ 128.7	$ (58.9)
Basic earnings (loss) per share *(a)*	$ 3.12	$ 2.33	$ 1.20	$ 1.53	$ (0.78)
Diluted earnings (loss) per share *(a)*	$ 3.10	$ 2.31	$ 1.19	$ 1.52	$ (0.78)
OTHER FINANCIAL DATA					
Net cash provided by operating activities	$ 480.3	$ 427.1	$ 289.0	$ 641.1	$ 249.9
Net cash provided by (used in) financing activities	164.7	(196.7)	480.2	(32.5)	104.6
Net cash used in investing activities	(427.5)	(113.1)	(883.1)	(130.6)	(175.5)
Depreciation and amortization	152.8	163.7	142.8	130.3	120.3
Capital expenditures	154.5	126.9	137.5	107.4	102.2
Cash dividends declared per common share *(d)*	—	0.345	0.33	0.15	—
BALANCE SHEET DATA					
Cash and cash equivalents	$ 1,034.1	$ 808.3	$ 695.4	$ 827.4	$ 392.8
Working capital *(e)*	2,081.7	2,029.8	1,693.6	1,503.5	1,374.7
Total assets	7,710.6	7,116.7	7,093.0	6,023.6	5,727.0
Total debt	3,798.1	3,159.4	3,240.6	2,666.2	2,868.3
Total stockholders' equity	1,759.6	1,912.0	1,820.5	1,766.8	1,384.2

(a) Includes the following significant items affecting comparability:

- *2012 includes: $27.1 million of reorganization costs (see item (c) below); and $17.5 million of acquisition-related and other costs, net.*
- *2011 includes: non-cash impairment charges of $52.5 million, primarily comprised of a non-cash impairment charge of $43.4 million related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); $23.4 million of reorganization costs (see item (c) below); and $21.4 million of acquisition-related and other costs, net.*
- *2010 includes: $70.6 million of non-cash charges related to the Company's Venezuela operations (see Note 1 to the consolidated financial statements); $42.3 million of acquisition-related and other charges, net, primarily related to 2010 acquisitions; purchase accounting adjustments of $27.4 million for the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions; and a $19.7 million non-cash charge related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements).*
- *2009 includes: $22.9 million non-cash charge related to the impairment of goodwill and intangibles; and $52.3 million of reorganization costs (see item (c) below).*
- *2008 includes: $283 million non-cash charge related to the impairment of goodwill and intangibles; and $59.8 million of reorganization costs (see item (c) below).*

(b) *The results of Mapa Spontex Baby Care and Home Care businesses, Aero Products International, Inc. and Quickie Manufacturing Corporation are included from their dates of acquisition of April 1, 2010, October 1, 2010 and December 17, 2010, respectively.*

(c) *Reorganization costs include costs associated with exit or disposal activities, including costs of employee and lease terminations and facility closings or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments (see Note 16 to the consolidated financial statements).*

(d) *In January 2012, the Company announced that the Board had decided to suspend the Company's dividend program following the dividend paid on January 31, 2012.*

(e) *Working capital is defined as current assets less current liabilities. For 2012, 2011, 2010, 2009 and 2008, working capital excluding cash was $1.0 billion, $1.2 billion, $998 million, $676 million and $982 million, respectively.*

Selected Quarterly Financial Data (Unaudited)

(In millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(b)	Total
2012					
Net sales	$ 1,495.4	$ 1,675.6	$ 1,705.9	$ 1,819.2	$ 6,696.1
Gross profit	419.6	496.4	501.0	507.8	1,924.8
Net income as reported	35.1	83.2	76.9	48.7	243.9
Basic earnings per share *(a)*	0.41	1.09	1.00	0.65	3.12
Diluted earnings per share *(a)*	0.41	1.08	1.00	0.64	3.10
2011					
Net sales	$ 1,483.4	$ 1,673.8	$ 1,784.7	$ 1,738.0	$ 6,679.9
Gross profit	401.8	477.5	517.0	461.7	1,858.0
Net income as reported	19.0	73.9	90.7	21.1	204.7
Basic earnings per share *(a)*	0.21	0.83	1.03	0.24	2.33
Diluted earnings per share *(a)*	0.21	0.83	1.03	0.24	2.31

(a) *Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.*

(b) *The results of operations for the fourth quarter of 2012 includes $33.6 of cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable (see Note 13 to the consolidated financial statements) and $17.8 of reorganization costs.*

The results of operations for the fourth quarter of 2011 include impairment charges of $52.5, primarily comprised of an impairment charge of $43.5 related to the impairment of goodwill and intangibles (see Note 6 to the consolidated financial statements); $17.2 of reorganization costs and $15.0 of acquisition-related and other costs, net.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of financial condition and results of operations of Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") should be read together with the consolidated financial statements and notes to those statements included in this Annual Report. Unless otherwise indicated, references in the following discussion to 2012, 2011 and 2010 are to Jarden's fiscal years ended December 31, 2012, 2011 and 2010, respectively.

Overview

The Company is a leading provider of a broad range of consumer products. The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America.

The Company distributes its products globally, primarily through club stores; craft stores; direct-to-consumer channels, primarily consisting of infomercials; department stores; drugstores; grocery retailers; home improvement stores; mass merchandisers; on-line; specialty retailers and wholesalers. The markets in which the Company's businesses operate are generally highly competitive, based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line. Since the Company operates primarily in the consumer products markets, it is generally affected, by among other factors, overall economic conditions and the related impact on consumer confidence.

The Outdoor Solutions segment manufactures or sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as inflatable boats, kayaks and tow-behinds. The Outdoor Solutions segment is also a leading provider of fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sebile®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas®, Full Tilt®, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Helium®, Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as CAPP3L®, Ex Officio®, K2®, Marker®, Marmot®, Planet Earth®, Ride®, Völkl® and Zoot®, and premium air beds under brand names, including Aero®, Aerobed®and Aero Sport®. The Outdoor Solutions Segment also sells a variety of products sold internationally under brand names such as Campingaz®, Esky® and Invicta®.

The Consumer Solutions segment manufactures or sources, markets, and distributes a diverse line of household products, including kitchen appliances and home environment products. This segment maintains a strong portfolio of globally-recognized brands including, Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, skybar® and Villaware®. The principal products in this segment include: clippers and trimmers for professional use in the beauty and barber and animal categories; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; home environment products, such as air purifiers, fans, heaters and humidifiers; products for the hospitality industry; and scales for consumer use. The Consumer Solutions segment also has rights to sell various small appliance products in substantially all of Europe under the Breville® brand name.

The Branded Consumables segment manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, brooms, brushes, buckets, children's card games, clothespins, collectible tins, condoms, cord, rope and twine, dusters, dust pans, feeding bottles, fencing, fire extinguishing products, firelogs and firestarters, home canning jars and accessories, kitchen matches, mops, other craft items, pacifiers, plastic cutlery, playing cards and accessories, rubber gloves and related cleaning products, safes, security cameras, security doors, smoke and carbon monoxide alarms, soothers, sponges, storage organizers and workshop accessories, teats, toothpicks, window guards and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, BRK®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Lillo®, Loew-Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie Green Cleaning®, Quickie Home-Pro®, Quickie Microban®, Quickie Original®, Quickie Professional®, Spontex®, Tigex® and Wellington® brand names, among others.

The Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. This segment's materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and is the sole source supplier of copper-plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel-plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Summary of Significant 2012 Activities

- In February 2012, the Company entered into an amendment to and borrowed $300 million under its senior secured credit facility (the "Facility"), which is comprised of $150 million under its existing senior secured term loan A facility and $150 million under its existing senior secured term loan B facility.
- In February 2012, the Company entered into an amendment to its securitization facility that, in part, increased maximum borrowings from $300 million to $400 million and extended the maturity date from May 2014 until February 2015.
- In March 2012, the Company repurchased approximately 12.1 million shares of its common stock for a total purchase price of approximately $435 million under its accelerated stock repurchase program (see "Capital Resources").
- In September 2012, the Company completed a private offering for the sale of $500 million aggregate principal amount of 1 7/8% senior subordinated convertible notes due 2018 (the "Convertible Notes") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and received net proceeds of approximately $487 million, after deducting fees and expenses.

Acquisitions

Consistent with the Company's historical acquisition strategy, to the extent the Company pursues future acquisitions, the Company intends to focus on businesses with product offerings that provide geographic or product diversification, or expansion into related categories that can be marketed through the Company's existing distribution channels or provide us with new distribution channels for its existing products, thereby increasing marketing and distribution efficiencies. Furthermore, the Company expects that acquisition candidates would demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenue. The Company anticipates that the fragmented nature of the consumer products market will continue to provide opportunities for growth through strategic acquisitions of complementary businesses. However, there can be no assurance that the Company will complete an acquisition in any given year or that any such acquisition will be significant or successful. The Company will only pursue a candidate when it is deemed to be fiscally prudent and that meets the Company's acquisition criteria. The Company anticipates that any future acquisitions would be financed through any combination of cash on hand, operating cash flow, availability under its existing credit facilities and new capital market offerings.

2012 Activity

During 2012, the Company completed three tuck-in acquisitions that by nature were complementary to the Company's core businesses and from an accounting standpoint were not significant.

2011 Activity

During 2011, the Company did not complete any significant acquisitions.

2010 Activity

On April 1, 2010, the Company acquired the Mapa Spontex Baby Care and Home Care businesses ("Mapa Spontex") of Total S.A. ("Total"), through the acquisition of certain of Total's subsidiaries for a Euro purchase price of approximately €200 million or approximately $275 million (the "Acquisition"). The total value of the transaction, including debt assumed and/or repaid, was approximately €305 million (approximately $415 million). Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Argentina, Brazil and Europe in the core categories it serves.
Its baby care portfolio includes feeding bottles, soothers, teats and other infant accessories sold primarily under the Fiona®, First Essentials®, Lillo®, NUK® and Tigex® brands; and health care products, including condoms sold under the Billy Boy® brand. Its home care portfolio includes sponges, rubber gloves and related cleaning products for industrial, professional and retail uses sold primarily under the Mapa® and Spontex® brands. Mapa Spontex is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from April 1, 2010 (the "Acquisition Date").

In addition, the Company completed three tuck-in acquisitions during 2010, including the acquisition of Aero Products International, Inc. ("Aero") on October 1, 2010 and the acquisition of Quickie Manufacturing Corporation ("Quickie") on December 17, 2010. Aero is a leading provider of premium, air-filled mattresses under brand names including Aero®, Aerobed® and Aero Sport®. Aero is reported in the Company's Outdoor Solutions segment and is included in the Company's results of operations from October 1, 2010. Quickie is a leading supplier and distributor of innovative cleaning tools and supplies. Quickie designs, manufactures and distributes cleaning products including mops, brooms, dusters, dust pans, brushes, buckets and other supplies for traditional in-home use, as well as commercial and contractor-grade applications, sold primarily under the leading brands Quickie Original®, Quickie Home-Pro®, Quickie Professional®, Quickie Microban® and Quickie Green Cleaning®. Quickie is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from December 17, 2010. The combined cash purchase price, net of cash acquired, for the Aero and Quickie acquisitions was approximately $270 million. Additionally, during 2010, the Company completed another tuck-in acquisition. All three tuck-in acquisitions were complementary to the Company's core businesses and from an accounting standpoint were not significant.

As discussed hereinafter, the differences in the results from operations for 2011 versus 2010 have been affected in varying degrees by the inclusion of Mapa Spontex, Aero and Quickie from their respective acquisition dates of April 1, 2010, October 1, 2010 and December 17, 2010, respectively. Furthermore, during 2011, the integration of Aero into the operating results of the Company's existing Coleman business was completed.

Venezuela Operations

On February 8, 2013, the Venezuelan government announced its intention to further devalue the Bolivar relative to the U.S. dollar. As a result of the devaluation, the official exchange rate changed to 6.30 Bolivars per U.S. dollar for imported goods. As a result of the change in the official exchange rate, the Company expects to record a pre-tax charge of approximately $27 million, in the first quarter of 2013, primarily reflecting the write-down of monetary assets. The 2013 financial statements of our subsidiaries in Venezuela will be remeasured at and will be reflected in the Company's consolidated financial statements at the official exchange rate of 6.30. The higher official exchange rate will negatively impact the ongoing revenue and operating profit for our Venezuela operations. Translating the results of operations for the Venezuela subsidiaries in 2012 using the 6.30 official exchange rate versus the actual official exchange rate in effect during 2012 of 4.30, would have reduced the Company's 2012 consolidated net sales by less than 1%.

In January 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar, which resulted in an official exchange rate for non-essential goods of 4.30 Bolivars per U.S. dollar. As such, beginning in 2010, the financial statements of the Company's subsidiaries operating in Venezuela are remeasured at and are reflected in the Company's consolidated financial statements at the official exchange rate of 4.30, which is the Company's expected settlement rate.

As a result of the change in the official exchange rate, the results of operations for 2010 include a non-cash charge of $14.0 million, primarily reflecting the write-down of monetary assets as of January 1, 2010. This charge is classified in selling, general and administrative costs ("SG&A").

In March 2010, the Securities and Exchange Commission (the "SEC") provided guidance on certain exchange rate issues specific to Venezuela. This SEC guidance, in part, requires that any differences between the amounts reported for financial reporting purposes and actual U.S. dollar-denominated balances that may have existed prior to the application of the highly inflationary accounting requirements (effective January 1, 2010 for the Company) should be recognized in the statement of operations. As a result of applying this SEC guidance, the results of operations for 2010 include a non-cash charge of $56.6 million related to remeasuring U.S. dollar-denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. This charge is classified in SG&A.

At December 31, 2012, the Company's subsidiaries operating in Venezuela have approximately $15 million in cash denominated in U.S. dollars and cash of approximately $47 million denominated in Bolivars converted at the official exchange rate of 4.30 Bolivars per U.S. dollar.

Consolidated Results of Operations

(In millions)	Years Ended December 31, 2012	2011	2010
Net sales	$ 6,696.1	$ 6,679.9	$ 6,022.7
Cost of sales	4,771.7	4,821.9	4,383.9
Gross profit	1,924.4	1,858.0	1,638.8
Selling, general and administrative expenses	1,320.5	1,259.2	1,211.8
Reorganization costs, net	27.1	23.4	—
Impairment of goodwill and intangibles and other assets	—	52.5	19.7
Operating earnings	576.8	522.9	407.3
Interest expense, net	185.3	179.7	177.8
Loss on early extinguishment of debt	—	12.8	—
Income before taxes	391.5	330.4	229.5
Income tax provision	147.6	125.7	122.8
Net income	$ 243.9	$ 204.7	$ 106.7

Results of Operations—Comparing 2012 to 2011

	Net Sales		Operating Earnings (Loss)	
	Years Ended December 31,			
(In millions)	2012	2011	2012	2011
Outdoor Solutions	$ 2,692.9	$ 2,772.1	$ 250.7	$ 276.4
Consumer Solutions	1,940.9	1,880.3	232.3	236.7
Branded Consumables	1,753.1	1,734.4	209.0	105.4
Process Solutions	377.1	351.2	33.6	21.9
Corporate	—	—	(148.8)	(117.5)
Intercompany eliminations	(67.9)	(58.1)	—	—
	$ 6,696.1	$ 6,679.9	$ 576.8	$ 522.9

Note: Changes in net sales on a currency neutral basis that are presented hereafter are provided to enhance visibility of the underlying operations by excluding the impact of foreign currency translation on period-over-period changes.

Net Sales

Net sales for 2012 increased $16.2 million, or 0.2%, to $6.7 billion versus the prior year. Unfavorable foreign currency translation accounted for a decrease in net sales of approximately 2%. Excluding the impact of certain exited product categories and acquisitions, net sales on a currency-neutral basis increased approximately 2%, primarily due to increased sell-through in certain product categories and expanded product offerings, partially offset by weakness in certain product categories and the timing of seasonal sales in certain categories.

Net sales in the Outdoor Solutions segment decreased $79.2 million, or 2.9%. Unfavorable foreign currency translation accounted for a decrease in net sales of approximately 2%. Excluding the net unfavorable impact of certain exited product categories and acquisitions of approximately 2%, net sales on a currency-neutral basis increased approximately 1%, primarily due to increased sales on a currency-neutral basis in the fishing and technical apparel businesses, which provided an increase in net sales of approximately 3%, largely related to expanded product offerings, increased point of sale and favorable weather conditions in North America, partially offset by a decrease in net sales on a currency-neutral basis in the camping and outdoor and winter sports businesses (approximately 2%), primarily due to, unfavorable weather conditions, weakness in certain product categories and decreased demand in Europe due to unfavorable economic conditions.

Net sales in the Consumer Solutions segment increased $60.6 million, or 3.2%. On a currency-neutral basis, net sales increased by approximately 2%. Excluding the net favorable impact of certain exited product categories and acquisitions (approximately 2%), net sales on a currency-neutral basis increased by approximately 2%. The increase is primarily due to increased demand in Latin America, which accounted for an increase in net sales of approximately 2%, primarily due to increased point of sale, expanded distribution and new product offerings, partially offset by a decrease in domestic net sales, which accounted for a decrease in net sales of approximately 1%, as increased appliance sales were more than offset by weakness in certain personal care and wellness categories.

Net sales in the Branded Consumables segment increased $18.7 million, or 1.1%. Unfavorable foreign currency translation accounted for a decrease of approximately 3% in net sales. Increased sales on a currency-neutral basis in the baby care, home care, leisure and entertainment and safety and security businesses provided an increase in net sales of approximately 4%, in part due to increased sales in certain product categories, especially the food preservation category, primarily due to increased point of sale, favorable weather conditions and expanded distribution, partially offset by softness in firelog sales, which were negatively affected by unfavorable weather conditions.

Net sales in the Process Solutions segment increased 7.3% on a period-over-period basis, primarily due to increased sales within each of its business units.

Cost of Sales

Cost of sales for 2012 decreased $50.2 million, or 1.0%, to $4.8 billion versus the prior year. The decrease is primarily due to foreign currency translation (approximately $70 million), partially offset by approximately $30 million related to the net impact on cost of sales of higher sales, partially offset by improved margins, which is driven by manufacturing improvement projects, stable commodity prices, new products and product mix. Cost of sales as a percentage of net sales for 2012 and 2011 was 71.3% and 72.2%, respectively.

SG&A

SG&A for 2012 increased $61.3 million, or 4.9%, to $1.3 billion versus the prior year. The increase is primarily due to an increase in marketing and product development costs (approximately $18 million) related to the Company's investment in brand equity, an increase in stock-based compensation (approximately $43 million) and approximately $13 million in acquisition-related and other costs, partially offset by favorable foreign currency translation (approximately $27 million).

Operating Earnings

Operating earnings for 2012 in the Outdoor Solutions segment decreased $25.7 million, or 9.3%, versus the prior year, primarily due to a gross profit decrease (approximately $25 million), primarily due to the gross margin impact of lower sales. Operating earnings for 2012 in the Consumer Solutions segment decreased $4.4 million, or 1.9%, versus the prior year, primarily due to an increase in SG&A (approximately $21 million) and an increase in reorganization costs (approximately $12 million), partially offset by a gross profit increase (approximately $28 million), primarily due to expanded margins and the gross margin impact of higher sales. Operating earnings for 2012 in the Branded Consumables segment increased $104 million, or 98%, versus the prior year, primarily due to a gross profit increase (approximately $45 million), primarily due to improved margins, a decrease in the charges recorded related to the impairment of goodwill, intangibles and other assets (approximately $52 million) and a decrease in reorganization costs (approximately $6 million). Operating earnings for 2012 in the Process Solutions segment increased $11.7 million, or 53.4%, versus the prior year, primarily due to an increase in gross profit, primarily due to improved margins and the gross margin impact of higher sales.

Reorganization Costs and Impairment Charges

Reorganization costs for 2012 increased $3.7 million to $27.1 million versus the prior year, primarily related to reorganization plans initiated in the Outdoor Solutions and Consumer Solutions segments. Reorganization costs of $12.6 million were recorded in the Outdoor Solutions segment related to a plan to reorganize certain manufacturing facilities in the Far East within the winter sport business. Reorganization costs of $14.1 million were recorded in the Consumer Solutions segment related to a plan to rationalize the operating processes of certain international operations.

Interest Expense

Net interest expense for 2012 increased $5.6 million to $185 million versus the prior year, primarily due to higher average debt levels, partially offset by a decrease in the weighted average interest rate for 2012 to 5.2% from 5.4% in 2011.

Income Taxes

The Company's reported tax rate for 2012 and 2011 was 37.7% and 38.0%, respectively. The increase from the statutory tax rate to the reported tax rate for 2012 results principally from U.S. tax expense related to the taxation of foreign income and tax expense related to foreign tax audit adjustments. The increase from the statutory tax rate to the reported tax rate for 2011 results principally from the U.S. tax expense ($12.3 million) related to U.S. goodwill impairment.

Net Income

Net income for 2012 increased $39.2 million to $244 million versus the prior year. For 2012 and 2011, earnings per diluted share were $3.10 and $2.31, respectively. The increase in net income was primarily due to a gross profit increase (approximately $70 million), primarily due to increased margins and higher sales; and the charges recorded in 2011 for the impairment of goodwill, intangibles and other assets ($52.5 million) and the loss on early extinguishment of debt ($12.8 million), partially offset by the aforementioned increase in SG&A. On a period-over-period basis, the diluted weighted average shares outstanding decreased approximately 11%, primarily due to the Company's stock repurchase program (see "Capital Resources").

Results of Operations—Comparing 2011 to 2010

	Net Sales		Operating Earnings (Loss)	
	Years Ended December 31,			
(In millions)	2011	2010	2011	2010
Outdoor Solutions	$ 2,772.1	$ 2,518.7	$ 276.4	$ 228.6
Consumer Solutions	1,880.3	1,869.6	236.7	233.4
Branded Consumables	1,734.4	1,345.3	105.4	109.0
Process Solutions	351.2	342.7	21.9	25.0
Corporate	—	—	(117.5)	(188.7)
Intercompany eliminations	(58.1)	(53.6)	—	—
	$ 6,679.9	$ 6,022.7	$ 522.9	$ 407.3

Note: Changes in net sales on a currency neutral basis that are presented hereafter are provided to enhance visibility of the underlying operations by excluding the impact of foreign currency translation on period-over-period changes.

Net Sales

Net sales for 2011 increased $657 million, or 10.9%, to $6.7 billion versus the prior year. Acquisitions provided net sales growth of approximately 6%. Excluding acquisitions, sales increased approximately 5%, primarily due to increased sell-through in certain product categories, expanded product offerings and favorable foreign currency translation, partially offset by weakness in certain product categories. On a currency-neutral basis net sales increased approximately 3%.

Net sales in the Outdoor Solutions segment increased $253 million, or 10.1%. Increased sales in the apparel, camping and outdoor, team sports and winter sports businesses provided an increase of approximately 8% in net sales, largely related to expanded air bed product offerings, increased point of sale and earthquake-related sales. Favorable foreign currency translation accounted for an increase of approximately 2% in net sales.

Net sales in the Consumer Solutions segment increased $10.7 million, or 0.6%. Increased demand internationally, primarily in Latin America, which contributed to an increase in net sales of approximately 3%, primarily due to gains in distribution, was mostly offset by declines domestically, primarily related to weakness in certain appliance and personal care and wellness categories.

Net sales in the Branded Consumables segment increased $389 million, or 28.9%. Acquisitions provided net sales growth of approximately 24%. Increased sales on a currency neutral basis provided an increase in net sales of approximately 2%, in part due to increased sales in certain product categories in the safety and security businesses, partially offset by softness in firelog and playing card sales, as well as softness in food preservation sales, which were negatively affected by unfavorable weather conditions. Favorable foreign currency translation accounted for an increase of approximately 2% in net sales.

Net sales in the Process Solutions segment increased 2.5% on a year-over-year basis primarily due to an increase in coinage sales.

Cost of Sales

Cost of sales for 2011 increased $438 million, or 10.0%, to $4.8 billion versus the prior year. The increase is primarily due to the impact of acquisitions (approximately $280 million), foreign currency translation (approximately $67 million) and increased sales (approximately $110 million), partially offset by a $20.5 million period-over-period decrease in the charge recorded for the purchase accounting adjustment for the elimination of manufacturer's profit in inventory. Cost of sales as a percentage of net sales for 2011 and 2010 was 72.2% and 72.8%, respectively (72.1 % and 72.3% for 2011 and 2010, respectively, excluding the charge for the elimination of manufacturer's profit in inventory). Cost of sales as a percentage of net sales for 2010 was negatively affected as a result of the currency devaluation in Venezuela (see "Venezuela Operations").

SG&A

SG&A for 2011 increased $47.4 million, or 3.9%, to $1.3 billion versus the prior year. The change is primarily due an increase in marketing and product development costs (approximately $13 million) primarily related to the Company's investment in brand equity, foreign currency translation (approximately $23 million) and an increase of $11.3 million related to the period-over-period change in the net gain/loss recognized on derivatives not designated as effective hedges. The period-over-period impact of acquisitions was mostly offset by the $70.6 million of charges recorded in 2010, related to the Company's Venezuela operations (see "Venezuela Operations"). Additionally during 2011, the Company recorded a gain on the sale of certain domestic assets that was mostly offset by acquisition-related and other charges.

Operating Earnings

Operating earnings for 2011 in the Outdoor Solutions segment increased $47.8 million, or 20.9%, versus the prior year, primarily due to a gross profit increase (approximately $91 million) due to higher sales and increased margins, partially offset by a $30.0 million increase in SG&A and a $13.5 million increase in reorganization costs. Operating earnings for 2011 in the Consumer Solutions segment increased $3.3 million, or 1.4%, versus the prior year, primarily due to a gross profit increase (approximately $22 million) primarily due to increased margins, partially offset by an increase in SG&A ($16.9 million). Operating earnings for 2011 in the Branded Consumables segment decreased $3.6 million, or 3.3%, versus the prior year, primarily due to the period-over-period increase in the charges recorded related to the impairment of goodwill and intangible assets ($25.1 million), an impairment charge recorded for the write off of an equity basis investment ($9.1 million) and a $6.4 million increase in reorganization costs, partially offset by the impact of acquisitions and a gross profit increase of approximately $15 million due to higher sales. Operating earnings for 2011 in the Process Solutions segment decreased $3.1 million, or 12.4%, versus the prior year, primarily due to a gross profit decrease (approximately $5 million) primarily due to the negative gross margin impact of higher commodity costs and a $1.4 million increase in reorganization costs partially offset by a decrease in SG&A ($3.8 million).

Reorganization Costs and Impairment Charges

For 2011, reorganization costs were $23.4 million, primarily related to reorganization plans initiated in the Outdoor Solutions and Branded Consumables segments. Reorganization costs of $13.5 million were recorded in the Outdoor Solutions segment related to a plan to consolidate certain international manufacturing processes and a plan to rationalize the overall cost structure of this segment through headcount reductions. Reorganization costs of $6.4 million were recorded in the Branded Consumables segment related to a plan to consolidate certain manufacturing processes through headcount reduction and facility consolidation and a plan to rationalize the overall cost structure of this segment through headcount reductions. For 2010, the Company did not incur any reorganization costs as the reorganization plans from prior periods had been completed.

In the fourth quarter of 2011, the Company's annual impairment test, in connection with fourth quarter triggering events, resulted in non-cash charge of $43.4 million to reflect impairment of goodwill and intangible assets in the Company's Branded Consumables segment. The most significant of which was a non-cash charge of $41.9 million, primarily related to the impairment of goodwill within the United States Playing Cards business and was due to a decrease in the fair value of forecasted cash flows, reflecting lower levels of revenues and margins in the business than originally forecasted. During 2011, the Company also recorded a $9.1 million impairment charge within the Branded Consumables segment related to the impairment of an equity basis investment.

Interest Expense

Net interest expense for 2011 increased by $1.9 million to $180 million versus the prior year, primarily due to higher average levels of outstanding debt versus the same prior year period, partially offset by a decrease in the weighted average interest rate for 2011 to 5.4% from 5.8% in 2010.

Income Taxes

The Company's reported tax rate for 2011 and 2010 was 38.0% and 53.5%, respectively. The increase from the statutory tax rate to the reported tax rate for 2011 results principally from the U.S. tax expense ($12.3 million) related to U.S. goodwill impairment. The increase from the statutory tax rate to the reported tax rate for 2010 results principally from the tax expense ($29.7 million) due to non-deductible charges primarily related to the currency devaluation in Venezuela and from the translation of U.S. dollar-denominated net assets in Venezuela (see "Venezuela Operations") and a tax charge ($7.2 million) related to non-deductible transaction costs attributable to the Acquisition, partially offset by the tax benefit ($14.2 million) related to the reversal of a deferred tax liability attributable to the reduction of Venezuelan earnings considered as not permanently reinvested.

Net Income

Net income for 2011 increased $98 million to $205 million versus the prior year. For 2011 and 2010, earnings per diluted share were $2.31 and $1.19, respectively. The increase in net income was primarily due to the $70.6 million non-cash charge recorded in 2010 related to the Company's Venezuela operations (see "Venezuela Operations"), a $20.5 million period-over-period decrease in the charge recorded for the purchase accounting adjustment for the elimination of manufacturer's profit in inventory; incremental earnings from acquisitions; and the gross profit impact of higher sales, partially offset by the period-over-period increase in the impairment charges for goodwill, intangibles and other assets ($32.8 million), increased reorganization costs ($23.4 million) and the loss on early extinguishment of debt ($12.8 million) recorded in 2011.

Financial Condition, Liquidity and Capital Resources

LIQUIDITY

At December 31, 2012 and 2011, the Company had cash and cash equivalents of $1.0 billion and $808 million, respectively. The Company believes that its cash and cash equivalents, cash generated from operations and the availability under the Facility, the securitization facility, as amended (see "Capital Resources") and the credit facilities of certain foreign subsidiaries as of December 31, 2012 provide sufficient liquidity to support working capital requirements, planned capital expenditures, debt obligations, completion of current and future reorganization and acquisition-related integration programs and pension plan contribution requirements for the foreseeable future, as well as fund the potential repurchase of shares of the Company's common stock under the Company's stock repurchase program.

As of December 31, 2012, the amount of cash held by our non-U.S. subsidiaries was approximately $463 million, of which approximately $398 million is considered to be indefinitely reinvested overseas, such that no provision for U.S. federal and state income taxes has been made in the Company's consolidated statements of operations. If these funds are needed for our operations in the United States, any distribution of these non-U.S. earnings may be subject to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, if any, and withholding taxes payable to the various non-U.S. countries. However, we do not have any current needs or foreseeable plans other than to indefinitely reinvest these funds within our non-U.S. subsidiaries.

Cash Flows from Operating Activities

Net cash provided by operating activities was $480 million and $427 million for 2012 and 2011, respectively. The change is primarily due to improved operating results and favorable working capital movements, primarily related to the timing of the purchase of comparatively lower seasonal inventory levels in certain businesses and the corresponding effect on accounts payable.

Cash Flows from Financing Activities

Net cash provided by (used in) financing activities for 2012 and 2011 was $165 million and ($197) million, respectively. The change is primarily due to the period-over-period decrease in the proceeds from the issuance of long-term debt in excess of payments on long-term debt ($715 million) and the period-over-period decrease in the net change in short-term debt ($74 million), partially offset by the increase in the payments for the issuance (repurchase) of common stock, net ($477 million).

Cash Flows from Investing Activities

Net cash used in investing activities was $428 million and $113 million for 2012 and 2011, respectively. Cash used for the acquisition of businesses, net of cash acquired for 2012 increased $272 million versus the same prior year period. For 2012, capital expenditures were $155 million versus $127 million in 2011. The Company expects to maintain capital expenditures at an annualized run-rate in the range of approximately 2.0% to 2.5% of net sales.

CAPITAL RESOURCES

In September 2012, the Company completed a private offering for the sale of $500 million aggregate principal amount of the Convertible Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of approximately $487 million after deducting fees and expenses. Upon closing, the Company used approximately $100 million of the net proceeds to repurchase the Company's common stock in privately negotiated transactions pursuant to its stock repurchase program. The remainder of the net proceeds has and will be used for general corporate purposes. The conversion rate is approximately 14.115 shares of the Company's common stock (subject to customary adjustments, including in connection with a fundamental change transaction) per $1 thousand principal amount of the Convertible Notes, which is equivalent to a conversion price of approximately $70.85 per share. The Convertible Notes are not subject to redemption at the Company's option prior to the maturity date. Prior to June 1, 2018, the Convertible Notes will be convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the second scheduled trading day immediately preceding the maturity date. If the Company undergoes a fundamental change (as defined in the indenture governing the Convertible Notes) prior to maturity, holders of the Convertible Notes will have the right, at their option, to require the Company to repurchase for cash some or all of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest.

In February 2012, the Company entered into an amendment to and borrowed $300 million under the Facility, which is comprised of $150 million under its existing senior secured term loan A facility that matures in March 2016 and bears interest at LIBOR plus a spread of 225 basis points; and $150 million under its existing senior secured term loan B facility that matures in January 2017 and bears interest at LIBOR plus a spread of 300 basis points. The proceeds were used, in part, to repurchase shares of the Company's common stock under its accelerated stock repurchase program.

At December 31, 2012, there was no amount outstanding under the Company's $250 million senior secured revolving credit facility (the "Revolver") that matures in 2016. The Revolver bears interest at certain selected rates, including LIBOR plus a spread of 225 basis points. At December 31, 2012, commitment fee on unused balances was 0.38% per annum.

The Company maintains a $400 million receivables purchase agreement (the "Securitization Facility") that matures in February 2015. At December 31, 2012, the borrowing rate margin and the unused line fee on the Securitization Facility were 0.90% and 0.45% per annum, respectively. At December 31, 2012, the Securitization Facility had outstanding borrowings totaling $384 million.

At December 31, 2012, net availability under the Revolver and the Securitization Facility was approximately $237 million, after deducting approximately $29 million of outstanding standby and commercial letters of credit.

Certain foreign subsidiaries of the Company maintain working capital lines of credit with their respective local financial institutions for use in operating activities. At December 31, 2012, the aggregate amount available under these lines of credit totaled approximately $97 million.

The Company was not in default of any of its debt covenants at December 31, 2012.

In January 2012, the Company commenced a "modified Dutch auction" self-tender offer (the "Offer") to purchase up to $500 million in value of its common stock. In March 2012, pursuant to the terms of the Offer, the Company repurchased approximately 12.1 million shares of its common stock for a total purchase price of approximately $435 million or $36.00 per share. The repurchase of shares of common stock under the Offer was made pursuant to the Company's existing stock repurchase program (the "Stock Repurchase Program"), pursuant to which the Company was then authorized to repurchase up to $500 million aggregate amount of outstanding shares of common stock at prevailing market prices or in privately-negotiated transactions.

On September 11, 2012, the Company's Board of Directors authorized an increase in the then available amount under the Stock Repurchase Program to allow for the repurchase of up to $250 million in aggregate of the Company's common stock.

In September 2012, pursuant to the Stock Repurchase Program, the Company used approximately $100 million of the net proceeds from the Convertible Notes offering to repurchase approximately 1.9 million shares of its common stock at a price per share of $52.87 through privately negotiated transactions.

During 2012, 2011 and 2010, the Company repurchased approximately 14.4 million, 2.5 million and 1.4 million shares, respectively, of its common stock under these stock repurchase programs at a per share average price of $38.61, $30.42 and $29.62, respectively. At December 31, 2012, approximately $131 million remains available under the Stock Repurchase Program.

On February 14, 2013, the Company announced that the Board approved a 3-for-2 stock split (the "Stock Split") of its outstanding shares of common stock. Stockholders of record at the close of business on February 25, 2013 will receive one additional share of Jarden common stock for every two shares of Jarden common stock owned on that date. The additional shares are expected to be distributed on or about March 18, 2013. After giving effect to the Stock Split, the Company expects to have approximately 118 million shares of common stock outstanding.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about the Company's contractual obligations as of December 31, 2012 and the periods in which payments are due. Certain of these amounts are not required to be included in its consolidated balance sheets:

	Year(s)				
(In millions)	Total	1	2-3	4-5	After 5
Debt *(1)*	$ 4,726.2	$ 656.8	$ 753.7	$ 1,247.4	$ 2,068.3
Operating leases	328.8	75.2	118.8	69.4	65.4
Unconditional purchase obligations	188.6	103.8	79.6	5.1	0.1
Other current and non-current obligations	21.9	17.4	1.1	1.0	2.4
Total	$ 5,265.5	$ 853.2	$ 953.2	$ 1,322.9	$ 2,136.2

(1) These amounts reflect scheduled debt principal payments and the expected future interest expense related to the debt at December 31, 2012 that carries a fixed rate of interest. As of December 31, 2012, approximately $2.6 billion of the Company's debt is considered fixed-rate debt, by nature or through use of interest rate swaps. As of December 31, 2012, approximately $1.2 billion of the Company's debt is considered variable-rate debt, by nature or through use of interest rate swaps with a weighted average interest rate of approximately 2.5%. For further information regarding the Company's debt and interest rate structure, refer to Note 9—"Debt" and Note 10—"Derivative Financial Instruments" to the consolidated financial statements.

The table above does not reflect tax reserves and accrued interest thereon of $68.3 million and $6.8 million, respectively, as the Company cannot reasonably predict the timing of the settlement of the related tax positions beyond 2013. See Note 12—"Taxes on Income" to the consolidated financial statements for additional information on the Company's unrecognized tax benefits at December 31, 2012.

Commercial commitments are items that the Company could be obligated to pay in the future and are not included in the above table. At December 31, 2012, the Company had approximately $29 million in standby and commercial letters of credit with terms that expire through April 2014.

Risk Management

From time to time, the Company enters into derivative transactions to hedge its exposures to interest rate, foreign currency rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

Interest Rate Contracts

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Cash Flow Hedges

During 2012, the Company entered into an aggregate $150 million notional amount of interest rate swaps that exchange variable rates of interest (LIBOR) for an average fixed interest rate of approximately 0.75% over the term of the agreements, which mature on December 31, 2015. These swaps are forward-starting and are effective commencing December 31, 2013. The Company has designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest (LIBOR) payments.

At December 31, 2012, the Company had $900 million notional amount outstanding in swap agreements, which included $500 million notional amount of forward-starting swaps that will become effective commencing December 31, 2013, that exchange variable rates of interest (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments and have maturity dates through December 2015. At December 31, 2012, the weighted average fixed rate of interest on these swaps, excluding the forward-starting swaps, was approximately 1.6%. The effective portion of the after-tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income (loss) ("AOCI").

Forward Foreign Currency Contracts

The Company uses foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales and have maturity dates through September 2014. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of AOCI and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statements of operations as the underlying hedged item. At December 31, 2012, the Company had approximately $516 million notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales.

At December 31, 2012, the Company had outstanding approximately $191 million notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through July 2014. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

Commodity Contracts

The Company enters into commodity-based derivatives in order to mitigate the risk that the rising price of these commodities could have on the cost of certain of the Company's raw materials. These commodity-based derivatives provide the Company with cost certainty, and in certain instances, allow the Company to benefit should the cost of the commodity fall below certain dollar thresholds. At December 31, 2012, the Company had outstanding approximately $5 million notional amount of commodity-based derivatives that are not designated as effective hedges for accounting purposes and have maturity dates through March 2014. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

The following table presents the fair value of derivative financial instruments as of December 31, 2012:

	December 31, 2012
(In millions)	**Asset (Liability)**
Derivatives designated as effective hedges:	
Cash flow hedges:	
Interest rate swaps	$ (12.4)
Foreign currency contracts	4.8
Subtotal	(7.6)
Derivatives not designated as effective hedges:	
Foreign currency contracts	(0.8)
Commodity contracts	(0.1)
Subtotal	(0.9)
Total	$ (8.5)

Significant Accounting Policies and Critical Estimates

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), which require us to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all its accounting policies. The Company's significant accounting policies are more fully described in Note 1—"Business and Significant Accounting Policies" to Item 8.—"Financial Statements and Supplementary Data". The following represents a summary of the Company's critical accounting policies, defined as those policies that the Company believes are the most important to the portrayal of its financial condition and results of operations, and/or require management's significant judgments and/or estimates. In many cases, the accounting treatment for a particular transaction is specifically directed by GAAP with no need for management's judgment in their application.

Revenue Recognition and Allowance for Product Returns

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title and risk of loss passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based upon historical return rates and its reasonable judgment.

Income Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Additionally, the Company recognizes tax benefits for certain tax positions based upon judgments as to whether it is more likely than not that a tax position will be sustained upon examination. The measurement of tax positions that meet the more-likely-than-not recognition threshold are based in part on estimates and assumptions as to the probability of an outcome, along with estimated amounts to be realized upon any settlement. While the Company believes the resulting tax balances at December 31, 2012 and 2011 are fairly stated based upon these estimates, the ultimate resolution of these tax positions could result in favorable or unfavorable adjustments to its consolidated financial statements and such adjustments could be material. See Note 12 to the consolidated financial statements for further information regarding taxes.

Goodwill and Indefinite-Lived Intangibles

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in determining the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price. The estimates of the fair value of the assets acquired and liabilities assumed are based upon assumptions believed to be reasonable using established valuation techniques that consider a number of factors and when appropriate, valuations performed by independent third party appraisers.

As a result of acquisitions in prior years, the Company has significant intangible assets on its balance sheet that include goodwill and indefinite-lived intangibles (primarily trademarks and tradenames). The Company's goodwill and indefinite-lived intangibles are tested and reviewed for impairment annually (during the fourth quarter, which coincides with the Company's planning process), or more frequently if facts and circumstances warrant. In 2011, the Company adopted authoritative accounting guidance that allows a company to use a qualitative approach to test goodwill for impairment by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The qualitative ("Step 0") approach, which was only applied to a portion of the Company's reporting units, assesses various factors including, in part, the macroeconomic environment, industry and market specific conditions, financial performance, operating costs and cost impacts, as well as issues or events specific to the reporting unit. If necessary, the first step ("Step 1") in the goodwill impairment test involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. In 2012, the Company adopted authoritative accounting guidance that allows a company to use a qualitative approach to test indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform quantitative impairment testing. The Company applied this qualitative approach to select indefinite-lived intangible assets. For other indefinite-lived intangible assets, the Company proceeded directly to quantitative impairment testing.

Both qualitative and quantitative goodwill impairment testing requires significant use of judgment and assumptions, including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values and discount rates. The Company uses various valuation methods, such as the discounted cash flow and market multiple methods. The income approach used is the discounted cash flow methodology and is based on five-year cash flow projections. The cash flows projected are analyzed on a "debt-free" basis (before cash payments to equity and interest bearing debt investors) in order to develop an enterprise value from operations for the reporting unit. A provision is also made, based on these projections, for the value of the reporting unit at the end of the forecast period, or terminal value. The present value of the interim cash flows and the terminal value are determined using a selected discount rate. The market multiple methodology involves estimating value based on the trading multiples for comparable public companies. Multiples are determined through an analysis of certain publicly traded companies that are selected on the basis of operational and economic similarity with the business operations. Valuation multiples are calculated for the comparable companies based on daily trading prices. A comparative analysis between the reporting unit and the public companies forms the basis for the selection of appropriate risk-adjusted multiples. The comparative analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the reporting unit and other comparable companies are engaged.

The testing of unamortizable intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flow projections, terminal values and discount rates). For impairment testing purposes, the fair value of unamortizable intangibles is determined using the same method which was used for determining the initial value. The first method is the relief from the royalty method, which estimates the value of a tradename by discounting the hypothetical avoided royalty payments to their present value over the economic life of the asset. The second method is the excess earnings method, which estimates the value of the intangible asset by quantifying the residual (or excess) cash flows generated by the asset, and discounting those cash flows to the present. The excess earnings methodology requires the application of contributory asset charges. Contributory asset charges typically include payments for the use of working capital, tangible assets and other intangible assets. Changes in forecasted operations and other assumptions could materially affect the estimated fair values. Changes in business conditions could potentially require adjustments to these asset valuations.

The Company did not record any impairment charges in 2012. As previously disclosed, in the fourth quarter of 2011, the Company's annual impairment test, in connection with fourth quarter triggering events, resulted in a non-cash charge of $43.4 million to reflect the impairment of goodwill and intangible assets in the Company's Branded Consumables segment. The Company did not record any impairment charges in 2010 in connection with its annual impairment testing. As previously disclosed, during the second quarter of 2010, the Company recorded a non-cash charge of $17.3 million to reflect impairment of goodwill and, during 2010, the Company recorded a non-cash charge of $2.4 million to reflect impairment of certain intangibles.

While some of the Company's businesses experienced a revenue decline and decreased profitability in 2012, the Company believes that its long-term growth strategy supports its fair value conclusions. For both goodwill and indefinite-lived intangible assets, the recoverability of these amounts is dependent upon achievement of the Company's projections and the execution of key initiatives related to revenue growth and improved profitability. As a result of the 2012 annual impairment testing, the enterprise value of all reporting units undergoing Step 1 analyses exceeded their carrying value by more than 10%; however, changes in business conditions and assumptions could potentially require future adjustments to these asset valuations. The Company will continue to monitor its reporting units and the indefinite-lived intangible assets. Should projected cash flows or profitability not be achieved, or should actual capital expenditures exceed current plans, estimated fair values could be reduced to below carrying values resulting in material non-cash impairment charges. The reporting units undergoing Step 0 analyses were not deemed to have significant negative qualitative factors that would result in it being more likely than not that the reporting units were impaired. Furthermore, there were no changes from the prior year in any significant assumptions involved in testing goodwill and other indefinite-lived intangible assets that were not impaired that resulted in a material change to the fair value of a reporting unit or an intangible asset. The Company will continue to monitor its reporting units for any triggering events or other signs of impairment.

Other Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment and amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, significant decreases in the market value of the assets and significant negative industry or economic trends. When the Company determines that the carrying amount of long-lived assets may not be recoverable based upon the existence of one or more of these indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from disposal. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group.

Pension and Postretirement Benefit Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally deferred and amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and the input from its actuaries and investment advisors. The pension and postretirement obligations are measured as of December 31 for 2012 and 2011.

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The prospective target asset allocation percentage for the pension plans is approximately 25% – 40% for equity securities, approximately 20% – 40% for fixed-income investments and approximately 25% – 45% for other securities. At December 31, 2012, the domestic plan assets were allocated as follows: Equities: approximately 36% and Other Investments (alternative investments, fixed-income securities, cash and other): approximately 64%.

For 2012, 2011 and 2010, the actual return on plan assets for the Company's U.S. pension plan assets was approximately $28 million, $10 million and $16 million, respectively, versus an expected return on plan assets of approximately $16 million, $16 million and $14 million, respectively. The actual amount of future contributions will depend, in part, on long-term actual return on assets and future discount rates. Pension contributions for 2013 are estimated to be approximately $17 million, compared to approximately $20 million in 2012.

The weighted average expected return on plan assets assumption for 2012 was approximately 7.6% for the Company's pension plans. The weighted average discount rate at the 2012 measurement date used to measure the pension and postretirement benefit obligations was approximately 3.9%. A one percentage point increase in the discount rate at the 2012 measurement date would decrease the pension plans' projected benefit obligation by approximately $45 million.

The health care cost trend rates used in valuing the Company's postretirement benefit obligation are established based upon actual health care cost trends and consultation with actuaries and benefit providers. At the 2012 measurement date, the current weighted average healthcare trend rate assumption was 6.75%. The current trend rate gradually decreases to an ultimate trend rate of 4.5%. A one percentage point change in assumed healthcare cost trend rates would not have a material effect on the postretirement benefit obligation or the service and interest cost components of postretirement benefit costs.

Product Liability

As a consumer goods manufacturer and distributor, the Company faces the risk of product liability and related costs for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. Each year the Company sets its product liability insurance program, which is an occurrence-based program, based on current and historical claims experience and the availability and cost of related insurance.

Product liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends.

Stock-Based Compensation

The fair value of stock options is determined using the Black-Scholes option-pricing. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards the fair value is based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company estimates forfeitures for options and restricted stock awards at the grant date of the award based on historical experience and estimates are adjusted as necessary if actual forfeitures differ from these estimates. Certain performance awards require management's judgment as to whether performance targets will be achieved.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

New and Pending Accounting Pronouncements

During 2012, 2011 and 2010, the Company adopted various accounting standards. A description of these standards and their effect on the consolidated financial statements are described in Note 2 to the consolidated financial statements.

Pending standards and their estimated effect on the Company's consolidated financial statements are described in Note 2 to the consolidated financial statements.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to its stockholders. Such forward-looking statements include the Company's adjusted earnings per share, expected or estimated revenue, the outlook for the Company's markets and the demand for its products, estimated sales, segment earnings, net interest expense, income tax provision, earnings per share, reorganization and other charges, cash flows from operations, consistent profitable growth, free cash flow, future revenues and gross operating and EBITDA margin improvement requirement and expansion, organic net sales growth, bank leverage ratio, the success of new product introductions, growth in costs and expenses, the impact of commodities, currencies, and transportation costs and the Company's ability to manage its risk in these areas, repurchase of shares of common stock from time to time under the Company's stock repurchase program or otherwise, and the impact of acquisitions, divestitures, restructurings and other unusual items, including the Company's ability to successfully integrate and obtain the anticipated results and synergies from its consummated acquisitions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and the Company undertakes no obligation to update these statements. There can be no assurance, however, that its expectations will necessarily come to pass. A discussion of factors that could cause results to vary is included in the company's periodic and other reports filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in interest rates, foreign currency exchange rates and certain commodity prices, and that can affect the cost of operating, investing and financing under those conditions. The Company believes it has moderate exposure to these risks. The Company assesses market risk based on changes in interest rates, foreign currency rates and commodity prices utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in these rates and prices.

The Company is exposed to interest rate risk on its variable rate debt and price risk on its fixed rate debt. As such, the Company monitors the interest rate environment and uses interest rate swap agreements to manage its interest rate risk and price risk by balancing its exposure to fixed and variable interest rates while attempting to minimize interest costs. As of December 31, 2012, approximately $1.2 billion of the Company's debt carries a variable rate of interest either by nature or through the use of interest rate swaps. The remainder of the debt (approximately $2.6 billion) carries a fixed rate of interest either by nature or through the use of interest rate swaps. A hypothetical 10% change in these interest rates would change interest expense by approximately $5 million and the fair values of fixed rate debt by approximately $55 million.

While the Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a substantial portion of the Company's operating costs are denominated in other currencies, such as the Brazilian Real, British Pound, Canadian dollar, Chinese Renminbi, European Euro, Japanese Yen, Mexican Peso and Venezuelan Bolivar. Changes in the relation of these and other currencies to the U.S. dollar will affect Company's sales and profitability and could result in exchange losses. For 2012, approximately 39% of the Company's sales were denominated in foreign currencies, the most significant of which were: European Euro—approximately 11%; and Canadian dollar—approximately 6%. The primary purpose of the Company's foreign currency hedging activities is to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. A hypothetical 10% change in foreign currency exchange rates would not have a material effect on foreign currency gains and losses related to the foreign currency derivatives or the net fair value of the Company's foreign currency derivatives.

The Company is exposed to the price risk that the rising cost of commodities has on certain of its raw materials. As such, the Company monitors the commodities markets and from time to time the Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. A hypothetical 10% change in the commodity prices underlying the derivatives would not have a material effect on the fair value commodity derivatives and the related gains and losses included in the Company's results of operations.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

The Company does not enter into derivative financial instruments for trading purposes.

Market for Registrant's Common Equity

Jarden Corporation Annual Report 2012

Market; Market Price; and Dividends for Registrant's Common Equity

Jarden Corporation's (the "Company" or "Jarden") common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "JAH." As of February 15, 2013, there were approximately 3,100 registered holders of record of the Company's common stock, par value $0.01 per share. On February 15, 2013, the last recorded sales price of the Company's common stock was $60.00. In January 2012, the Company announced that the Board of Directors of the Company (the "Board"), in connection with the acceleration of its stock repurchase program (see "Recent Purchases of our Registered Equity Securities by the Issuer and Affiliated Purchases"), had decided to suspend the Company's dividend program following the dividend paid on January 31, 2012.

The table below sets forth the intraday high and low sales prices of the Company's common stock as reported on the NYSE and cash dividends declared per share for the periods indicated:

	Dividends Declared Per Share		Common Stock Price			
			2012		2011	
	2012	2011	High	Low	High	Low
First Quarter	$ —	$ 0.08625	$ 40.71	$ 29.51	$ 37.50	$ 30.89
Second Quarter	—	0.08625	43.23	37.39	37.50	31.16
Third Quarter	—	0.08625	54.26	41.48	35.17	25.60
Fourth Quarter	—	0.08625	55.77	48.64	34.95	26.52

Recent Purchases of our Registered Equity Securities by the Issuer and Affiliated Purchases

The following table provides information about purchases by the Company during the three months ended December 31, 2012 of equity securities of the Company:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased As Part of a Publicly Announced Repurchase Program *(1)*	Approximate Dollar Value of Shares that May Yet be Purchased Under the Repurchase Program *(1)*
October 1 – October 31	—	$ —	—	$ 149,811,000 *(2)*
November 1 – November 30	380,234	50.37	380,234	130,659,000 *(2)*
December 1 – December 31	—	—	—	130,659,000 *(2)*
Total	380,234	50.37		

(1) In August 2011, the Board authorized a stock repurchase program allowing the Company to repurchase up to $500 million of its common stock at prevailing market prices or in privately-negotiated transactions (the "Stock Repurchase Program"). In January 2012, the Board authorized an increase in the then available repurchase capacity of the Stock Repurchase Program to $500 million (the "January Increase"). In September 2012, the Board authorized an increase in the then available repurchase capacity of the Stock Repurchase Program to $250 million (the "September Increase").

(2) Represents amounts subsequent to the September Increase.

Market for Registrant's Common Equity

Jarden Corporation Annual Report 2012

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares total stockholder return on the Company's common stock from December 31, 2007 through December 31, 2012 with the cumulative total return of (a) the Standard and Poor's ("S&P") 500 Index, and (b) the S&P Midcap 400 Index, assuming a $100 investment made on December 31, 2007. Each of the three measures of cumulative total return assumes reinvestment of dividends, if applicable. The stock performance shown on the graph below is based on historical data and is not indicative of, or intended to forecast, possible future performance of the Company's common stock.



250.0
200.0
150.0
100.0
50.0
0
2007
2008
2009
2010
2011
2012
Jarden Corporation
S&P Midcap 400 Index
S&P 500 Index

INDEX PRICE (Base Year = 100.00)	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Jarden Corporation	100.0	48.7	131.6	132.8	130.0	224.9
S&P Midcap 400 Index	100.0	62.7	84.7	105.7	102.4	118.9
S&P 500 Index	100.0	61.5	75.9	85.6	85.6	97.1

Management's Report

Jarden Corporation Annual Report 2012

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on our assessment and the above criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by the Company's independent auditor, PricewaterhouseCoopers LLP, an independent registered public accounting firm, and issued their audit report expressing an unqualified opinion on the Company's internal control over financial reporting, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm

Jarden Corporation Annual Report 2012

To the Board of Directors and Stockholders of Jarden Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Jarden Corporation and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting . Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



New York, New York
February 27, 2013

Consolidated Statements of Operations

Jarden Corporation Annual Report 2012

(In millions, except per share amounts)	Years Ended December 31, 2012	2011	2010
Net Sales	$ 6,696.1	$ 6,679.9	$ 6,022.7
Cost of Sales	4,771.7	4,821.9	4,383.9
Gross profit	1,924.4	1,858.0	1,638.8
Selling, general and administrative expenses	1,320.5	1,259.2	1,211.8
Reorganization costs, net	27.1	23.4	—
Impairment of goodwill, intangibles, and other assets	—	52.5	19.7
Operating earnings	576.8	522.9	407.3
Interest expense, net	185.3	179.7	177.8
Loss on early extinguishment of debt	—	12.8	—
Income before taxes	391.5	330.4	229.5
Income tax provision	147.6	125.7	122.8
Net income	$ 243.9	$ 204.7	$ 106.7
Earnings per share:			
Basic	$ 3.12	$ 2.33	$ 1.20
Diluted	$ 3.10	$ 2.31	$ 1.19
Weighted average shares outstanding:			
Basic	78.3	88.1	89.0
Diluted	78.8	88.6	89.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In millions)	Years Ended December 31, 2012	2011	2010
Comprehensive income:			
Net income	$ 243.9	$ 204.7	$ 106.7
Other comprehensive income (loss), before tax:			
Cumulative translation adjustment	13.7	(25.4)	1.2
Derivative financial instruments	(3.1)	19.0	3.8
Accrued benefit cost	(11.6)	(31.9)	(11.7)
Unrealized gain on investment	0.5	0.2	—
Total other comprehensive loss, before tax	(0.5)	(38.1)	(6.7)
Income tax benefit related to other comprehensive loss	3.8	6.2	2.8
Comprehensive income	$ 247.2	$ 172.8	$ 102.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Jarden Corporation Annual Report 2012

(In millions, except per share amounts)	As of December 31, 2012	As of December 31, 2011
Assets		
Cash and cash equivalents	$ 1,034.1	$ 808.3
Accounts receivable, net of allowances of $79.7 in 2012, $83.9 in 2011	1,137.7	1,080.5
Inventories	1,310.3	1,274.4
Deferred taxes on income	174.5	181.6
Prepaid expenses and other current assets	153.8	148.7
Total current assets	3,810.4	3,493.5
Property, plant and equipment, net	678.6	615.9
Goodwill	1,824.0	1,717.1
Intangibles, net	1,256.7	1,156.5
Other assets	140.9	133.7
Total assets	$ 7,710.6	$ 7,116.7
Liabilities		
Short-term debt and current portion of long-term debt	$ 504.7	$ 269.3
Accounts payable	615.4	557.5
Accrued salaries, wages and employee benefits	187.6	181.1
Taxes on income	—	22.3
Other current liabilities	421.0	433.5
Total current liabilities	1,728.7	1,463.7
Long-term debt	3,293.4	2,890.1
Deferred taxes on income	566.8	507.8
Other non-current liabilities	362.1	343.1
Total liabilities	5,951.0	5,204.7
Commitments and contingencies (see Note 11)	—	—
Stockholders' equity:		
Preferred stock ($0.01 par value, 5.0 shares authorized, no shares issued and outstanding at December 31, 2012 and 2011)	—	—
Common stock ($0.01 par value, 300 shares authorized at December 31, 2012 and December 31, 2011, 92.7 shares issued at December 31, 2012 and 2011)	0.9	0.9
Additional paid-in capital	1,536.2	1,424.6
Retained earnings	838.3	594.4
Accumulated other comprehensive income (loss)	(53.4)	(56.7)
Less: Treasury stock (14.5 and 1.8 shares, at cost, at December 31, 2012 and 2011, respectively)	(562.4)	(51.2)
Total stockholders' equity	1,759.6	1,912.0
Total liabilities and stockholders' equity	$ 7,710.6	$ 7,116.7

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Jarden Corporation Annual Report 2012

	Years Ended December 31,		
(In millions)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 243.9	$ 204.7	$ 106.7
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	152.8	163.7	142.8
Impairment of goodwill, intangibles and other assets	—	52.5	19.7
Venezuela hyperinflationary and devaluation charges	—	—	70.6
Deferred income taxes	19.8	32.9	45.3
Stock-based compensation	67.1	23.8	24.3
Loss on early extinguishment of debt	—	12.8	—
Excess tax benefits from stock-based compensation	(43.0)	—	—
Other	10.0	8.8	21.2
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(23.6)	(25.2)	(50.7)
Inventory	30.0	(7.0)	(145.2)
Accounts payable	34.5	(12.4)	84.7
Accrued salaries, wages and employee benefits	20.6	3.9	(12.5)
Other assets and liabilities	(31.8)	(31.4)	(17.9)
Net cash provided by operating activities	480.3	427.1	289.0
Cash flows from financing activities:			
Net change in short-term debt	74.7	1.0	56.2
Proceeds from issuance of long-term debt	802.5	1,025.0	786.1
Payments on long-term debt	(172.7)	(1,110.6)	(260.9)
Proceeds from issuance of stock, net of transaction fees	24.8	8.2	8.5
Repurchase of common stock and shares tendered for taxes	(582.7)	(89.0)	(51.3)
Debt issuance costs	(17.4)	(12.3)	(24.7)
Dividends paid	(7.5)	(30.1)	(28.7)
Excess tax benefits from stock-based compensation	43.0	—	—
Other, net	—	11.1	(5.0)
Net cash provided by (used in) financing activities	164.7	(196.7)	480.2
Cash flows from investing activities:			
Additions to property, plant and equipment	(154.5)	(126.9)	(137.5)
Acquisition of businesses, net of cash acquired	(286.3)	(14.4)	(755.5)
Other	13.3	28.2	9.9
Net cash used in investing activities	(427.5)	(113.1)	(883.1)
Effect of exchange rate changes on cash and cash equivalents	8.3	(4.4)	(18.1)
Net increase (decrease) in cash and cash equivalents	225.8	112.9	(132.0)
Cash and cash equivalents at beginning of period	808.3	695.4	827.4
Cash and cash equivalents at end of period	$ 1,034.1	$ 808.3	$ 695.4
Supplemental cash disclosures:			
Taxes paid	$ 93.9	$ 85.1	$ 75.7
Interest paid	178.0	176.4	154.2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Jarden Corporation Annual Report 2012

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions)	Shares	Amount	Shares	Amount				
Balance, December 31, 2009	90.9	$ 0.9	(0.7)	$ (18.7)	$ 1,460.8	$ 344.7	$ (20.9)	$ 1,766.8
Comprehensive income	—	—	—	—	—	106.7	(3.9)	102.8
Restricted stock awards, stock options exercised and stock plan purchases	1.8	—	1.5	44.6	(36.3)	—	—	8.3
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.3)	(9.9)	1.4	—	—	(8.5)
Dividends declared	—	—	—	—	—	(30.4)	—	(30.4)
Stock-based compensation	—	—	—	—	24.3	—	—	24.3
Shares repurchased	—	—	(1.4)	(42.8)	—	—	—	(42.8)
Balance, December 31, 2010	92.7	$ 0.9	(0.9)	$ (26.8)	$ 1,450.2	$ 421.0	$ (24.8)	$ 1,820.5
Comprehensive income	—	—	—	—	—	204.7	(31.9)	172.8
Restricted stock awards, stock options exercised and stock plan purchases	—	—	2.3	75.1	(53.2)	—	—	21.9
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.7)	(23.4)	3.8	—	—	(19.6)
Dividends declared	—	—	—	—	—	(31.3)	—	(31.3)
Stock-based compensation	—	—	—	—	23.8	—	—	23.8
Shares repurchased	—	—	(2.5)	(76.1)	—	—	—	(76.1)
Balance, December 31, 2011	92.7	$ 0.9	(1.8)	$ (51.2)	$ 1,424.6	$ 594.4	$ (56.7)	$ 1,912.0
Comprehensive income	—	—	—	—	—	243.9	3.3	247.2
Restricted stock awards, stock options exercised and stock plan purchases	—	—	2.5	74.7	(6.5)	—	—	68.2
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.8)	(29.7)	1.7	—	—	(28.0)
Stock-based compensation	—	—	—	—	67.1	—	—	67.1
Shares repurchased	—	—	(14.4)	(556.2)	—	—	—	(556.2)
Equity component of convertible notes, net of tax and other	—	—	—	—	49.3	—	—	49.3
Balance, December 31, 2012	92.7	$ 0.9	(14.5)	$ (562.4)	$ 1,536.2	$ 838.3	$ (53.4)	$ 1,759.6

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Jarden Corporation Annual Report 2012 *(Dollars in millions, except per share data and unless otherwise indicated)*

1. Business and Significant Accounting Policies

Business

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of a diverse range of consumer products with a portfolio of over 100 trusted, quality brands sold globally. Jarden operates in three primary business segments through a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Aero®, Berkley®, Campingaz® and Coleman®, ExOfficio®, Fenwick®, Gulp!®, Invicta®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Breville®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®; and Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lillo®, Loew Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie®, Spontex® and Tigex®. The Company's growth strategy is based on introducing new products, as well as on expanding existing product categories, which is supplemented through opportunistically acquiring businesses with highly-recognized brands, innovative products and multi-channel distribution.

Basis of Presentation

The consolidated financial statements include the consolidated accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

All significant intercompany transactions and balances have been eliminated upon consolidation. Unless otherwise indicated, references in the consolidated financial statements to 2012, 2011 and 2010 are to the Company's calendar years ended December 31, 2012, 2011 and 2010, respectively.

Certain reclassifications have been made in the Company's consolidated financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

Supplemental Information

Stock-based compensation costs, which are included in selling, general and administrative expenses ("SG&A"), were $67.1, $23.8 and $24.3 for 2012, 2011 and 2010, respectively.

Interest expense is net of interest income of $6.7, $7.2 and $4.9 for 2012, 2011 and 2010, respectively.

Foreign Operations

The functional currency for most of the Company's consolidated foreign operations is the local currency. Assets and liabilities are translated at year-end exchange rates, and income and expenses are translated at average exchange rates during the year. Net unrealized exchange adjustments arising on the translation of foreign currency financial statements are reported as cumulative translation adjustments within accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the results of operation and are generally classified in SG&A. Foreign currency transaction gains/(losses) for 2012, 2011 and 2010, were $1.9, ($11.1) anc $8.7, respectively.

The U.S. dollar is the functional currency for certain foreign subsidiaries that conduct their business primarily in U.S. dollars. As such, monetary items are translated at current exchange rates, and non-monetary items are translated at historical exchange rates.

Venezuela Operations

The Company's subsidiaries operating in Venezuela are considered under GAAP to be operating in a highly inflationary economy. As such, the Company's financial statements of its subsidiaries operating in Venezuela are remeasured as if their functional currency were the U.S. dollar and gains and losses resulting from the remeasurement of monetary assets and liabilities are reflected in current earnings. The financial statements of the Company's subsidiaries operating in Venezuela are remeasured at and are reflected in the Company's consolidated financ al statements at the official exchange rate of 4.30 Bolivars per U.S. dollar, which is the Company's expected settlement rate.

In January 2010, the Venezuelan government announced its intention to devalue its currency (Bolivar) relative to the U.S. dollar. The official exchange rate for non-essential goods moved to an official exchange rate of 4.30 Bolivars per U.S. dollar. As a result of the change in the official exchange rate, the results of operations for 2010 include a non-cash charge of approximately $14.0, primarily reflecting the write-down of monetary assets as of January 1, 2010. This charge is classified in SG&A.

In March 2010, the Securities and Exchange Commission (the "SEC") provided guidance on certain exchange rate issues specific to Venezuela. This SEC guidance, in part, requires that any differences between the amounts reported for financial reporting purposes and actual U.S. dollar-denominated balances that may have existed prior to the application of the highly inflationary accounting requirements (effective January 1, 2010 for the Company) should be recognized in the income statement. As a result of applying

Jarden Corporation Annual Report 2012 *(Dollars in millions, except per share data and unless otherwise indicated)*

this SEC guidance, the results of operations for 2010 include a non-cash charge of $56.6 classified in SG&A related to remeasuring U.S. dollar-denominated assets at the parallel exchange rate and subsequently translating at the official exchange rate. This SEC guidance was codified by the Financial Accounting Standards Board (the "FASB") in May 2010, with the issuance of Accounting Standards Update ("ASU") 2010-19.

Subsequent Event

On February 8, 2013, the Venezuelan government announced its intention to further devalue its currency (Bolivar) relative to the U.S. dollar. As a result of the devaluation, the official exchange rate changed to 6.30 Bolivars per U.S. dollar for imported goods. As such, beginning in 2013 the financial statements of the Company's subsidiaries in Venezuela will be remeasured at and will be reflected in the Company's consolidated financial statements at the new official exchange rate.

As a result of the change in the official exchange rate, the Company expects to record a pre-tax charge of approximately $27, in the first quarter of 2013, primarily reflecting the write-down of monetary assets.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions are used for, but not limited to, the allowance for doubtful accounts; assets impairments; useful lives of tangible and intangible assets; pension and postretirement liabilities; tax valuation allowances and unrecognized tax benefits; reserves for sales returns and allowances; product warranty; product liability; excess and obsolete inventory valuation; stock-based compensation; and litigation and environmental liabilities. These accounting estimates may be adjusted or refined due to changes in the facts and circumstances supporting these accounting estimates. Such changes and refinements are reflected in the consolidated financial statements in the period in which they are made and, if material, their effects are disclosed in the consolidated financial statements.

Concentrations of Credit Risk

Substantially all of the Company's trade receivables are due from retailers and distributors located throughout Asia, Canada, Europe, Latin America and the United States. Approximately 20%, 20% and 21% of the Company's consolidated net sales in 2012, 2011 and 2010, respectively, were to a single customer who purchased product from the all of the Company's business segments.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Leasehold Improvements

Leasehold improvements are recorded at cost less accumulated amortization. Improvements are amortized over the shorter of the remaining lease term (and any renewal period if such a renewal is reasonably assured at inception) or the estimated useful lives of the assets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

The Company provides for depreciation primarily using the straight-line method in amounts that allocate the cost of property, plant and equipment over the following ranges of useful lives:

Buildings and improvements	5 to 45 years
Machinery, equipment and tooling (includes capitalized software)	3 to 25 years
Furniture and fixtures	3 to 10 years

Land is not depreciated

Goodwill and Intangible Assets

Goodwill and certain intangibles (primarily trademarks and tradenames) are not amortized; however, they are subject to evaluation for impairment using a fair value based test. This evaluation is performed annually, during the fourth quarter or more frequently if facts and circumstances warrant. In 2011, the Company adopted authoritative accounting guidance that allows a company to use a qualitative approach to test goodwill for impairment by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company applied this qualitative approach to select reporting units. For other reporting units, the Company proceeded directly to the first step of goodwill impairment testing. The first step in the goodwill impairment test involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value (see Note 6). In 2012, the Company adopted authoritative accounting guidance that allows a company to use a qualitative approach to test indefinite-lived intangible assets for impairment by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform quantitative impairment testing. The Company applied this qualitative approach to select indefinite-lived intangible assets. For other indefinite-lived intangible assets, the Company proceeded directly to quantitative impairment testing. The Company reviews amortizable intangible assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

Amortization

Deferred debt issue costs are amortized over the term of the related debt. Identifiable intangible assets are recognized apart from goodwill and are amortized over their estimated, useful lives, except for identifiable intangible assets with indefinite lives, which are not amortized.

Revenue Recognition

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title and risk of loss passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable and collection is reasonably assured and title and risk of loss has passed. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns, discounts and allowances based upon historical return rates and its reasonable judgment.

Cost of Sales

The Company's cost of sales includes the costs of raw materials and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Advertising Costs

Advertising costs consist primarily of ad demo, media placement and promotions, and are expensed as incurred. The amounts charged to advertising and included in SG&A in the consolidated statements of operations for 2012, 2011 and 2010 were $156, $143 and $129, respectively.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The estimated product liability reserve incorporates historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs. The Company's actuarial evaluation methods consider claims incurred but not reported when determining the product liability reserve.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as a cost of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends. Warranty reserves are included within "Other current liabilities" and "Other non-current liabilities" in the Company's consolidated balance sheets.

Sales Incentives and Trade Promotion Allowances

The Company offers various sales incentives and trade promotional programs to its reseller customers from time to time in the normal course of business. These incentives and trade promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns. These arrangements are recorded as a reduction to net sales in the Company's consolidated statements of operations.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2012 and 2011 (see Note 12).

The Company recognizes tax benefits for certain tax positions based upon judgments as to whether it is more likely than not that a tax position will be sustained upon examination. The measurement of tax positions that meet the more-likely-than-not recognition threshold are based in part on estimates and assumptions as to be the probability of an outcome, along with estimated amounts to be realized upon any settlement.

Components of accumulated other comprehensive income (loss) ("AOCI") are presented net of tax at the applicable statutory rates and are primarily generated domestically.

Disclosures about Fair Value of Financial Instruments and Credit Risk

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value (Level 1 measurement) of the Company's senior notes and senior subordinated Notes are based upon quoted market prices. The fair market value (Level 2 measurement) of the Company's other long-term debt is estimated using interest rates currently available to the Company for debt with similar terms and maturities (see Note 9).

Unless otherwise disclosed in the notes to the consolidated financial statements, the estimated fair value of financial assets and liabilities approximates carrying value.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative financial instruments, all of which are highly rated financial institutions; however, the Company does not anticipate non-performance by such counterparties.

Derivative Financial Instruments

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of AOCI and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of operations as the underlying hedged item.

The Company enters into commodity-based derivatives in order to mitigate the impact that the rising price of these commodities has on the cost of certain of the Company's raw materials. These derivatives provide the Company with maximum cost certainty, and in certain instances allow the Company to benefit should the cost of the commodity fall below certain dollar levels.

Fair Value Measurements

GAAP defines three levels of inputs that may be used to measure fair value and requires that the assets or liabilities carried at fair value be disclosed by the input level under which they were valued. The input levels are defined as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than defined in Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are not corroborated by observable market data.

The following table summarizes assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and 2011:

	2012			
	Fair Value Asset (Liability)			
(In millions)	Level 1	Level 2	Level 3	Total
Derivatives:				
Assets	$ —	$ 1.9	$ —	$ 1.9
Liabilities	—	(10.4)	—	(10.4)
Available-for-sale securities	—	20.0	—	20.0

	2011			
	Fair Value Asset (Liability)			
(In millions)	Level 1	Level 2	Level 3	Total
Derivatives:				
Assets	$ —	$ 4.4	$ —	$ 4.4
Liabilities	—	(8.6)	—	(8.6)
Available-for-sale securities	—	19.5	—	19.5

Derivative assets and liabilities relate to interest rate swaps, foreign currency contracts and commodity contracts. Fair values are determined by the Company using market prices obtained from independent brokers or determined using valuation models that use as their basis readily observable market data that is actively quoted and can be validated through external sources, including independent pricing services, brokers and market transactions. Available-for-sale securities are valued based on quoted market prices.

The following table summarizes the assets that are measured at Level 3 fair value on a non-recurring basis at December 31, 2011:

(In millions)	2011
Goodwill	$ 74.0
Intangible assets	2.1

At December 31, 2011, goodwill of certain reporting units and certain intangible assets are recorded at fair value based upon the Company's impairment testing and as circumstances require.

The Company's goodwill and indefinite-lived intangibles are fair valued using discounted cash flows and market multiple methods. Goodwill impairment testing requires significant use of judgment and assumptions including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values and discount rates. The testing of indefinite-lived intangibles under established guidelines for impairment also requires significant use of judgment and assumptions, such as the estimation of cash flow projections, terminal values and discount rates.

Jarden Corporation Annual Report 2012 *(Dollars in millions, except per share data and unless otherwise indicated)*

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant, which is generally the date the award is approved by the Board of Directors of the Company (the "Board") or committee thereof. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of the market-based restricted stock awards is determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards, based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior (see Note 13). Additionally, the Company has estimated forfeitures for share-based awards at the dates of grant based on historical experience. The forfeiture estimate is revised as necessary if actual forfeitures differ from these estimates.

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For those restricted share awards with market conditions, the Company recognizes compensation cost on a straight-line basis over the derived service period unless the market condition is satisfied prior to the end of the derived service period. For performance only awards, the Company recognizes compensation cost on a straight-line basis over the implicit service period which represents the Company's best estimates for when the target will be achieved. If it becomes apparent that the original service periods are no longer accurate, the remaining unrecognized compensation cost will be recognized over the revised remaining service periods. For restricted share awards that contain both service and market or performance vesting conditions, compensation cost is recognized over the shorter of the two conditions if only one of the conditions must be met or the longer of the two conditions if both conditions must be met.

For restricted awards that contain performance or market vesting conditions, the Company excludes these awards from diluted earnings per share computations until the end of the reporting period that the contingency is met.

Pension and Postretirement Benefit Plans

The Company records annual amounts relating to its pension and postretirement benefit plans based on calculations which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally recorded or amortized over future service periods. The assumptions utilized in recording its obligations under its pension and postretirement benefit plans are based on its experience, market conditions and input from its actuaries and investment advisors.

Reorganization Costs

Reorganization costs include costs associated with exit or disposal activities, including costs for employee and lease terminations, facility closings or other exit activities. Additionally, these costs may also include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention costs, recruiting costs, asset impairments, certain moving costs and certain duplicative costs during integration.

2. New Accounting Guidance and Adoption of New Accounting Guidance

New Accounting Guidance

In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income" ("ASU 2013-02). ASU 2013-02 requires new disclosures related to amounts reclassified out of accumulated other comprehensive income by component, as well as disclosures related to reclassifications from accumulated other comprehensive income to net income. These disclosures may be presented on the face of the consolidated financial statements or in the notes thereto. ASU 2013-02 is effective for fiscal years beginning after December 15, 2012. Since ASU 2013-02 requires only additional disclosures, the adoption of ASU 2013-02 will not affect the consolidated financial position, results of operations or cash flows of the Company.

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments and requires companies to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those companies that prepare their financial statements in accordance with GAAP and those companies that prepare their financial statements in accordance with International Financial Reporting Standards. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Since ASU 2011-11 requires only additional disclosures, the adoption of ASU 2011-11 will not affect the consolidated financial position, results of operations or cash flows of the Company.

Jarden Corporation Annual Report 2012 *(Dollars in millions, except per share data and unless otherwise indicated)*

Adoption of New Accounting Guidance

In July 2012, the FASB issued ASU No. 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"). ASU 2012-02 allows a company to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If based on its qualitative assessment, a company concludes that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company adopted the provisions of ASU 2012-02 in 2012, which had no impact on the consolidated financial position, results of operations or cash flows of the Company.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 allows a company to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company adopted the provisions of ASU 2011-08 in 2011, which had no impact on the consolidated financial position, results of operations or cash flows of the Company.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 requires, in part, that companies present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of ASU 2011-05 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 had no affect on the consolidated financial position, results of operations or cash flows of the Company.

In June 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)." ASU 2011-04 requires expansion of the disclosures required for Level 3 measurements of fair value and provides updates to the existing measurement guidance. The provisions of ASU 2011-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-04 had no affect on the consolidated financial position, results of operations or cash flows of the Company.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures" ("ASU 2010-06"). ASU 2010-06 requires companies to provide additional disclosures related to transfers in and out of Level 1 and Level 2 and in the reconciliation of Level 3 fair value measurements. ASU 2010-06 was effective for the Company for interim and annual reporting periods beginning in 2010, except for the disclosures related to the reconciliation of Level 3 fair value measurements, which was effective for the Company beginning in 2011. The adoption of ASU 2010-06 did not affect the consolidated financial position, results of operations or cash flows of the Company.

3. Acquisitions

2012 Activity

During 2012, the Company completed three tuck-in acquisitions that by nature were complementary to the Company's core businesses and from an accounting standpoint were not significant.

2010 Activity

On April 1, 2010, the Company acquired the Mapa Spontex Baby Care and Home Care businesses ("Mapa Spontex") of Total S.A. ("Total") through the acquisition of certain of Total's subsidiaries for a Euro purchase price of approximately €200 or approximately $275 (the "Acquisition"). The total value of the transaction, including debt assumed and/or repaid, was approximately €305 (approximately $415). Mapa Spontex is a global manufacturer and distributor of primarily baby care and home care products with leading market positions in Argentina, Brazil and Europe in the core categories it serves. Its baby care portfolio includes feeding bottles, soothers, teats and other infant accessories sold primarily under the Fiona®, First Essentials®, Lillo®, NUK® and Tigex® brands; and health care products, including condoms sold under the Billy Boy® brand. Its home care portfolio includes sponges, rubber gloves and related cleaning products for industrial, professional and retail uses sold primarily under the Mapa® and Spontex® brands. The Acquisition is expected to expand the Company's product offerings and distribution channels into new, attractive categories and further diversify revenue streams and increase the Company's international presence. The Acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. Mapa Spontex is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from April 1, 2010 (the "Acquisition Date"). The Company's 2010 consolidated statement of operations includes approximately $539 of net sales and approximately $31 of operating earnings related to Mapa Spontex.

In addition, the Company completed three tuck-in acquisitions during 2010. On October 1, 2010, the Company acquired Aero Products International, Inc. ("Aero"), a leading provider of premium, air-filled mattresses under brand names including Aero®, Aerobed® and Aero Sport®. The acquisition of Aero is expected to expand distribution channels, as well as expand the Company's current Coleman product offerings of indoor and outdoor air beds and accessories. Aero is reported in the Company's Outdoor Solutions segment and is included in the Company's results of operations from October 1, 2010. On December 17, 2010, the Company acquired Quickie Manufacturing Corporation ("Quickie"), a leading supplier and distributor of innovative cleaning tools and supplies. Quickie designs, manufactures and distributes cleaning products including mops, brooms, dusters, dust pans, brushes, buckets and other supplies, for traditional in-home use, as well as commercial and contractor-grade applications sold primarily under the leading brands Quickie Original®, Quickie Home-Pro®, Quickie Professional®, Quickie Microban® and Quickie Green Cleaning®. The Quickie acquisition complements the Mapa Spontex acquisition by combining Quickie's leading domestic position in household stick and smallware cleaning supplies with Mapa Spontex's leading international position in gloves and sponges and provides the Company with a complete product line in conventional cleaning supplies to offer our retailers both domestically and internationally. Quickie is reported in the Company's Branded Consumables segment and is included in the Company's results of operations from December 17, 2010. Additionally, during 2010, the Company completed another tuck-in acquisition. The combined cash purchase price, net of cash acquired, for the Aero and Quickie acquisitions was approximately $270. All three tuck-in acquisitions were complementary to the Company's core businesses and from an accounting standpoint were not significant.

Supplemental pro forma information has not been provided for Mapa Spontex as the acquired operations were a component of a significantly larger legal entity and separate historical financial statements were not prepared and could not be prepared to a sufficient level of reliability, as well as be inclusive of all costs necessary to operate the acquired businesses as a stand-alone operation. As such, the compilation of the requisite historical financial data is impracticable. Supplemental pro forma financial information for Aero and Quickie have been excluded as they are not material to the consolidated financial position, results of operations or cash flows of the Company.

For 2012 and 2010, cost of sales includes a charge of $6.0 and $27.4, respectively, for the purchase accounting adjustment for the elimination of manufacturer's profit in inventory related to acquisitions.

For 2012 and 2010, SG&A includes $3.5 and $23.1, respectively, in transaction costs related to acquisitions.

4. Inventories

Inventories are stated at the lower-of-cost-or-market with cost being determined principally by the first-in, first-out method, and are comprised of the following at December 31, 2012 and 2011:

(In millions)	**2012**	**2011**
Raw materials and supplies	$ 222.4	$ 219.4
Work-in-process	83.3	89.6
Finished goods	1,004.6	965.4
Total	$ 1,310.3	$ 1,274.4

5. Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following at December 31, 2012 and 2011:

(In millions)	**2012**	**2011**
Land	$ 55.6	$ 47.2
Buildings	354.1	286.7
Machinery and equipment	1,137.2	1,032.4
	1,546.9	1,366.3
Less: Accumulated depreciation	(868.3)	(750.4)
Total	$ 678.6	$ 615.9

Depreciation of property, plant and equipment for 2012, 2011 and 2010 was $135, $145 and $127, respectively.

6. Goodwill and Intangibles

Goodwill activity for 2012 and 2011 is as follows:

					December 31, 2012		
(In millions)	Net Book Value at December 31, 2011	Additions	Impairment Charge	Foreign Exchange and Other Adjustments	Gross Carrying Amount	Accumulated Impairment Charges	Net Book Value
Goodwill							
Outdoor Solutions	$ 687.7	$ 35.9	$ —	$ (0.5)	$ 741.6	$ (18.5)	$ 723.1
Consumer Solutions	492.3	32.4	—	2.4	527.1	—	527.1
Branded Consumables	515.6	35.6	—	0.9	775.3	(223.2)	552.1
Process Solutions	21.5	0.2	—	—	21.7	—	21.7
	$ 1,717.1	$ 104.1	$ —	$ 2.8	$ 2,065.7	$ (241.7)	$ 1,824.0

					December 31, 2011		
(In millions)	Net Book Value at December 31, 2010	Additions	Impairment Charge	Foreign Exchange and Other Adjustments	Gross Carrying Amount	Accumulated Impairment Charges	Net Book Value
Goodwill							
Outdoor Solutions	$ 684.0	$ 3.6	$ —	$ 0.1	$ 706.2	$ (18.5)	$ 687.7
Consumer Solutions	492.6	—	—	(0.3)	492.3	—	492.3
Branded Consumables *(a)*	554.3	4.6	(41.9)	(1.4)	741.4	(225.8)	515.6
Process Solutions	21.5	—	—	—	21.5	—	21.5
	$ 1,752.4	$ 8.2	$ (41.9)	$ (1.6)	$ 1,961.4	$ (244.3)	$ 1,717.1

(a) In the fourth quarter of 2011, the Company's annual impairment test, in connection with fourth quarter triggering events, resulted in a non-cash charge to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment charge was recorded primarily within the United States Playing Cards business and was primarily due to a decrease in the fair value of forecasted cash flows, reflecting lower levels of revenues and margins in the business than originally forecast.

In the second quarter of 2010, the Company recorded a non-cash charge of $17.3 to reflect impairment of goodwill in the Company's Branded Consumables segment. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in this segment's Arts and Crafts business due to a decline in 2010 of forecasted sales to a major customer.

Intangibles activity for 2012 and 2011 is as follows:

(In millions)	Gross Carrying Amount at December 31, 2011	Additions	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2012	Amortization Periods (years)
Intangibles						
Patents	$ 7.5	$ 1.8	$ —	$ (2.9)	$ 6.4	12-30
Manufacturing process and expertise	42.1	2.1	—	(38.5)	5.7	3-7
Brand names	18.3	—	—	(5.9)	12.4	4-20
Customer relationships and distributor channels	253.6	54.2	—	(54.3)	253.5	10-35
Trademarks and tradenames	922.0	58.9	—	(2.2)	978.7	Indefinite
	$ 1,243.5	$ 117.0	$ —	$ (103.8)	$ 1,256.7	

(In millions)	Gross Carrying Amount at December 31, 2010	Additions	Impairment Charge	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2011	Amortization Periods (years)
Intangibles						
Patents	$ 7.2	$ 0.3	$ —	$ (2.2)	$ 5.3	12-30
Non-compete agreements	3.7	—	—	(3.7)	—	1-5
Manufacturing process and expertise	42.1	—	—	(34.4)	7.7	3-7
Brand names	18.3	—	—	(3.8)	14.5	4-20
Customer relationships and distributor channels	253.6	—	—	(42.7)	210.9	10-35
Trademarks and tradenames	925.4	—	(1.5)	(5.8)	918.1	Indefinite
	$ 1,250.3	$ 0.3	$ (1.5)	$ (92.6)	$ 1,156.5	

Impairment charges for 2011 and 2010 were allocated to the Company's reporting segments as follows:

(In millions)	2011	2010
Impairment of intangibles		
Outdoor Solutions	$ —	$ 0.7
Consumer Solutions	—	0.7
Branded Consumables	1.5	1.0
	$ 1.5	$ 2.4

Impairments—2011

The non-cash impairment charge recorded within the Branded Consumables segment during 2011, which resulted from the Company's annual impairment test, reflects the impairment of certain tradenames within this segment's Arts and Crafts business and was due to a decline in forecasted cash flows resulting from a continued deterioration of forecasted sales and profitability at its major customers.

Impairments—2010

The non-cash impairment charge recorded within the Branded Consumables segment during the second quarter of 2010 reflects the impairment of certain tradenames within this segment's Arts and Crafts business. The impairment was due to a decrease in the fair value of forecasted cash flows, reflecting the deterioration of revenues and margins in the business due to a decline in 2010 of forecasted sales to a major customer. The remainder of the impairment charges in 2010 are primarily due to a decline in forecasted revenues of certain tradenames.

The estimated future amortization expense related to amortizable intangible assets at December 31, 2012 is as follows:

Years Ending December 31,	Amount (in millions)
2013	$ 19.8
2014	17.1
2015	16.6
2016	16.2
2017	15.6
Thereafter	192.7

Amortization of intangibles for 2012, 2011 and 2010 was $17.8, $18.7 and $16.0, respectively. At December 31, 2012, approximately $2 billion of the goodwill and other intangible assets recorded by the Company is not deductible for income tax purposes.

During 2011, the Company recorded a $9.1 impairment charge related to the impairment of an equity basis investment. This impairment charge is classified in the consolidated financial statement of operations in impairment of goodwill, intangibles and other assets.

7. Other Current Liabilities

Other current liabilities are comprised of the following at December 31, 2012 and 2011:

(In millions)	2012	2011
Cooperative advertising, customer rebates and allowances	$ 92.9	$ 87.4
Warranty and product liability reserves	108.3	97.3
Accrued environmental and other litigation	22.3	20.5
Other	197.5	228.3
Total	$ 421.0	$ 433.5

8. Warranty Reserve

Warranty reserve activity for 2012 and 2011 is as follows:

(In millions)	2012	2011
Warranty reserve at January 1,	$ 84.8	$ 86.0
Provision for warranties issued	150.7	145.5
Warranty claims paid	(146.2)	(146.5)
Acquisitions and other adjustments	7.8	(0.2)
Warranty reserve at December 31,	$ 97.1	$ 84.8
Allocation in the consolidated balance sheets:		
Other current liabilities	$ 85.9	$ 74.3
Other non-current liabilities	11.2	10.5
Total	$ 97.1	$ 84.8

9. Debt

Debt is comprised of the following at December 31, 2012 and 2011:

(In millions)	2012	2011
Senior Secured Credit Facility Term Loans	$ 1,235.5	$ 1,001.6
8% Senior Notes due 2016 *(a)*	295.7	294.6
6 1/8% Senior Notes due 2022 *(a)*	300.0	300.0
7 1/2% Senior Subordinated Notes due 2017 *(b)*	655.3	656.5
7 1/2% Senior Subordinated Notes due 2020 *(b)*	468.4	464.0
1 7/8% Senior Subordinated Convertible Notes due 2018	420.9	—
Securitization Facility	383.8	300.0
Revolving Credit Facility	—	—
2% Subordinated Note due 2012	—	99.7
Non-U.S. borrowings	31.8	35.6
Other	6.7	7.4
Total debt	3,798.1	3,159.4
Less: current portion	(504.7)	(269.3)
Total long-term debt	$ 3,293.4	$ 2,890.1

(a) Collectively, the "Senior Notes."

(b) Collectively, the "Senior Subordinated Notes."

Senior Secured Credit Facility

In February 2012, the Company entered into an amendment to and borrowed $300 under its senior secured credit facility (the "Facility"), which is comprised of $150 under the existing senior secured term loan A facility that matures in March 2016 and bears interest at LIBOR plus a spread of 225 basis points; and $150 under the existing senior secured term loan B facility that matures in January 2017 and bears interest at LIBOR plus a spread of 300 basis points. The proceeds were used, in part, to repurchase shares of the Company's common stock under the Company's accelerated stock repurchase program (see Note 13).

At December 31, 2012, the "Facility" is comprised of:

- a $675 senior secured term loan A facility maturing in March 2016, that bears interest at LIBOR plus a spread of 225 basis points;
- a $650 senior secured term loan B facility maturing in January 2017, which is subject to extension to 2018 under certain conditions, that bears interest at LIBOR plus a spread of 300 basis points; and
- a $250 senior secured revolving credit facility (the "Revolver"), which is comprised of a $175 U.S. dollar component and a $75 multi-currency component. The Revolver matures in March 2016 and bears interest at certain selected rates, including LIBOR plus a spread of 225 basis points. At December 31, 2012, there was no amount outstanding under the Revolver. The Company is required to pay an annualized commitment fee of approximately 0.38% on the unused balance of the Revolver.

The weighted average interest rate on the Facility was approximately 2.9% at December 31, 2012.

Senior Notes and Senior Subordinated Notes

The Company may redeem all or part of the 8% senior notes due 2016 and the 7 1/2% senior subordinated notes due 2020 beginning in May 2013 and January 2015, respectively, at specified redemption prices ranging from approximately 100% to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. Beginning in November 2015, the Company may redeem all or part of the 6 1/8% senior notes due 2022 at specified redemption prices ranging from approximately 100% to 103% of the principal amount, plus accrued and unpaid interest to the date of redemption.

The Company has designated a portion of its Euro-denominated 7 1/2% senior subordinated notes due 2020, with an aggregate principal balance of €150 (the "Hedging Instrument"), as a net investment hedge of the foreign currency exposure of its net investment in certain Euro-denominated subsidiaries. Foreign currency gains and losses on the Hedging Instrument are recorded as an adjustment to AOCI. See Note 10 for disclosures regarding the Company's derivative financial instruments.

Senior Subordinated Convertible Notes

In September 2012, the Company completed a private offering for the sale of $500 aggregate principal amount of 1 7/8% senior subordinated convertible notes due 2018 (the "Convertible Notes") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and received net proceeds of approximately $487, after deducting fees and expenses.

Jarden Corporation Annual Report 2012 *(Dollars in millions, except per share data and unless otherwise indicated)*

Upon closing, the Company used approximately $100 of the net proceeds to repurchase the Company's common stock in privately negotiated transactions pursuant to its stock repurchase program (see Note 10). The remainder of the net proceeds will be used for general corporate purposes. The conversion rate is approximately 14.115 shares of the Company's common stock (subject to customary adjustments, including in connection with a fundamental change transaction) per $1 thousand principal amount of the Convertible Notes, which is equivalent to a conversion price of approximately $70.85 per share. The Convertible Notes are not subject to redemption at the Company's option prior to the maturity date. If the Company undergoes a fundamental change (as defined in the indenture governing the Convertible Notes) prior to maturity, holders of the Convertible Notes will have the right, at their option, to require the Company to repurchase for cash some or all of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest.

The Convertible Notes will be convertible only under the following circumstances:

- prior to June 1, 2018, on any date during any calendar quarter (and only during such calendar quarter) if the closing sale price of the Company's common stock was more than 130% of the then current conversion price for at least 20 trading days (whether or not consecutive) in the period of the 30 consecutive trading days ending on the last trading day of the previous calendar quarter;
- prior to June 1, 2018, if the Company distributes to all or substantially all holders of its common stock rights, options or warrants entitling them to purchase, for a period of 60 calendar days or less from the declaration date for such distribution, shares of its common stock at a price per share less than the average closing sale price of its common stock for the ten consecutive trading days immediately preceding, but excluding, the declaration date for such distribution;
- prior to June 1, 2018, if the Company distributes to all or substantially all holders of its common stock cash, other assets, securities or rights to purchase its securities, which distribution has a per share value exceeding 10% of the closing sale price of its common stock on the trading day immediately preceding the declaration date for such distribution, or if the Company engages in certain other corporate transactions as described herein;
- prior to June 1, 2018, during the five consecutive business-day period following any ten consecutive trading-day period in which the trading price per $1 thousand principal amount of Convertible Notes for each trading day during such ten trading-day period was less than 98% of the closing sale price of its common stock for each trading day during such ten trading-day period multiplied by the then current conversion rate; or
- on or after June 1, 2018, and on or prior to the close of business on the second scheduled trading day immediately preceding the maturity date, without regard to the foregoing conditions.

Upon conversion, holders will receive, at the Company's discretion, cash, shares of the Company's common stock or a combination thereof. It is the Company's intent to settle the principal amount and accrued interest on the Convertible Notes with cash. At the date of issuance, the estimated fair value of the liability and equity components of the Convertible Notes was approximately $418 and $82, respectively, resulting in an effective annual interest rate, considering debt issuance costs, of approximately 5.5%. The amount allocated to the equity component is recorded as a discount to the original aggregate principal amount of the Convertible Notes.

Securitization Facility

The Company maintains a $400 receivables purchase agreement (the "Securitization Facility") that matures in February 2015 and bears interest at a margin over the commercial paper rate. Under the Securitization Facility, substantially all of the Company's Outdoor Solutions, Consumer Solutions and Branded Consumables domestic accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, which are secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. To the extent there is availability, the Securitization Facility will be drawn upon and repaid as needed to fund general corporate purposes. At December 31, 2012, the borrowing rate margin and the unused line fee on the Securitization Facility were 0.90% and 0.45% per annum, respectively.

Non-U.S. Borrowings

The Company's non-U.S. borrowings are comprised of amounts borrowed under various foreign credit lines and facilities. Certain of these foreign credit lines are secured by certain non-U.S. subsidiaries' inventory and/or accounts receivable.

Debt Covenants and Other

The Senior Notes and Senior Subordinated Notes are subject to a number of restrictive covenants that, in part, limit the ability of the Company and certain of its subsidiaries, subject to certain exceptions and qualifications, to incur additional indebtedness, to incur liens, engage in mergers and consolidations, enter into transactions with affiliates, make certain investments, transfer or sell assets, pay dividends to third parties or distributions on or repurchase the Company's common stock, prepay debt subordinate to the Senior Notes or dispose of assets.

The Facility contains certain restrictions, subject to certain exceptions and qualifications, on the conduct of the Company and certain of its subsidiaries, including, among other restrictions: incurring debt, disposing of certain assets, making investments, exceeding certain agreed upon capital expenditures, creating or suffering liens, completing certain mergers, consolidations and sales of assets, acquisitions, declaring dividends to third parties, redeeming or prepaying other debt, and certain transactions with affiliates. The Facility also includes financial covenants that require the Company to maintain certain total leverage and interest coverage ratios.

The Facility contains a covenant that restricts the Company and its subsidiaries from making certain "restricted payments" (any dividend or other distribution, whether in cash, securities or other property, with respect to any stock or stock equivalents of the Company or any subsidiary), except that:

- the Company may declare and make dividend payments or other distributions payable in common stock;
- the Company may repurchase shares of its own stock (provided certain financial and other conditions are met); and
- the Company may make restricted payments during any fiscal year not otherwise permitted, provided that certain financial and other conditions are met.

The Facility and the indentures related to the Senior Notes and the Senior Subordinated Notes (the "Indentures") contain cross-default provisions pursuant to which a default in respect to certain of the Company's other indebtedness could trigger a default by the Company under the Facility and the Indentures. If the Company defaults under the covenants (including the cross-default provisions), the Company's lenders could foreclose on their security interest in the Company's assets, which may have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

The Company's obligations under the Facility, Senior Subordinated Notes, Senior Notes and Convertible Notes are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries, all of which are directly or indirectly wholly-owned by the Company (see Note 19).

The Company's debt maturities for the five years following December 31, 2012 and thereafter are as follows:

Years Ending December 31,	Amount (in millions)
2013	$ 504.7
2014	146.9
2015	297.6
2016	392.2
2017	657.1
Thereafter	1,899.0
Total principal payments	3,897.5
Net discount and other	(99.4)
Total	$ 3,798.1

At December 31, 2012 and 2011, unamortized deferred debt issue costs were $48.0 and $40.7, respectively. These costs are included in "Other assets" on the consolidated balance sheets and are being amortized over the respective terms of the underlying debt.

At December 31, 2012 and 2011, the approximate fair market value of total debt is as follows:

(In millions)	2012	2011
Level 1	1,895	1,801
Level 2	2,076	1,444
Total	$ 3,971	$ 3,245

10. Derivative Financial Instruments

From time to time, the Company enters into derivative transactions to hedge its exposures to interest rate, foreign currency rate and commodity price fluctuations. The Company does not enter into derivative transactions for trading purposes.

Interest Rate Contracts

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used, depending on market conditions, to convert the fixed rates of long-term debt into short-term variable rates. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Cash Flow Hedges

At December 31, 2012, the Company had $900 notional amount outstanding in swap agreements, which included $500 notional amount of forward-starting swaps that will become effective commencing December 31, 2013, that exchange variable rates of interest (LIBOR) for fixed interest rates over the terms of the agreements and are designated as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments and have maturity dates through December 2015. At December 31, 2012, the weighted average fixed rate of interest on these swaps, excluding the forward-starting swaps, was approximately 1.6%. The effective portion of the after-tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income (loss) ("AOCI").

Forward Foreign Currency Contracts

The Company uses foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales and have maturity dates through September 2014. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of AOCI and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statements of operations as the underlying hedged item. At December 31, 2012, the Company had approximately $516 notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales.

At December 31, 2012, the Company had outstanding approximately $191 notional amount of foreign currency contracts that are not designated as effective hedges for accounting purposes and have maturity dates through July 2014. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

Commodity Contracts

The Company enters into commodity-based derivatives in order to mitigate the risk that the rising price of these commodities could have on the cost of certain of the Company's raw materials. These commodity-based derivatives provide the Company with cost certainty, and in certain instances, allow the Company to benefit should the cost of the commodity fall below certain dollar thresholds. At December 31, 2012, the Company had outstanding approximately $5 notional amount of commodity-based derivatives that are not designated as effective hedges for accounting purposes and have maturity dates through March 2014. Fair market value gains or losses are included in the results of operations and are classified in SG&A.

At December 31, 2012 and 2011, the fair value of derivative financial instruments is as follows:

	2012		2011		
	Fair Value of Derivatives		Fair Value of Derivatives		Weighted Average Remaining Term
(In millions)	Asset*(a)*	Liability*(a)*	Asset*(a)*	Liability*(a)*	(years)
Derivatives designated as effective hedges:					
Cash flow hedges:					
Interest rate swaps	$ —	$ 12.4	$ —	$ 8.4	2.1
Foreign currency contracts	9.0	4.2	12.2	8.1	0.6
Subtotal	9.0	16.6	12.2	16.5	
Derivatives not designated as effective hedges:					
Foreign currency contracts	1.2	2.0	1.1	1.7	0.6
Commodity contracts	0.1	0.2	1.0	0.3	0.6
Subtotal	1.3	2.2	2.1	2.0	
Total	$ 10.3	$ 18.8	$ 14.3	$ 18.5	

(a) Consolidated balance sheet location:
Asset: Other non-current assets
Liability: Other non-current liabilities

The following table presents gain and loss activity (on a pretax basis) for 2012, 2011 and 2010 related to derivative financial instruments designated as effective hedges:

	2012			2011			2010		
	Gain/(Loss)			Gain/(Loss)			Gain/(Loss)		
(In millions)	Recognized in OCI*(a)*	Reclassified from AOCI to Income	Recognized in Income*(b)*	Recognized in OCI*(a)*	Reclassified from AOCI to Income	Recognized in Income*(b)*	Recognized in OCI*(a)*	Reclassified from AOCI to Income	Recognized in Income*(b)*
Derivatives designated as effective hedges:									
Cash flow hedges:									
Interest rate swaps	$ (3.8)	$ —	$ —	$ (3.1)	$ —	$ —	$ 9.9	$ 1.9	$ —
Foreign currency contracts	6.6	5.9	(5.4)	2.5	(19.6)	(1.3)	(14.4)	(10.2)	(2.7)
Total	$ 2.8	$ 5.9	$ (5.4)	$ (0.6)	$ (19.6)	$ (1.3)	$ (4.5)	$ (8.3)	$ (2.7)
Location of gain/(loss) in the consolidated results of operations:									
Net sales		$ (1.8)	$ —		$ (1.0)	$ —		$ (0.7)	$ —
Cost of sales		7.7	—		(18.6)	—		(9.5)	—
SG&A		—	(5.4)		—	(1.3)		—	(2.7)
Interest expense		—	—		—	—		1.9	—
Total		$ 5.9	$ (5.4)		$ (19.6)	$ (1.3)		$ (8.3)	$ (2.7)

(a) Represents effective portion recognized in Other Comprehensive Income ("OCI").

(b) Represents portion excluded from effectiveness testing.

At December 31, 2012, deferred net gains of $8.5 within AOCI are expected to be reclassified to earnings over the next twelve months.

The following table presents gain and loss activity (on a pretax basis) for 2012, 2011 and 2010 related to derivative financial instruments not designated as effective hedges:

	Gain/(Loss) Recognized in Income*(a)*		
(In millions)	2012	2011	2010
Derivatives not designated as effective hedges:			
Cash flow hedges:			
Interest rate swaps	$ —	$ (1.0)	$ 0.9
Foreign currency contracts	(5.7)	(0.3)	(10.5)
Commodity contracts	(0.4)	0.1	1.6
Subtotal	(6.1)	(1.2)	(8.0)
Fair value derivatives:			
Interest rate swaps	—	0.5	18.6
Total	$ (6.1)	$ (0.7)	$ 10.6

(a) Classified in SG&A

11. Commitments and Contingencies

Operating Leases

The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. Certain leases provide for payment of real estate taxes, common area maintenance, insurance and certain other expenses. Lease terms may have escalating rent provisions and rent holidays which are expensed on a straight-line basis over the term of the lease. Also, certain equipment used in Company operations is leased under operating leases.

Operating lease commitments for the five years following December 31, 2012 and thereafter are as follows:

Years Ending December 31,	Amount (in millions)
2013	$ 75.2
2014	64.6
2015	54.2
2016	39.5
2017	29.9
Thereafter	65.4
Total	$ 328.8

The fixed operating lease commitments detailed above assume that the Company continues the leases through their initial lease terms. Rent expense, including equipment rentals, was $103, $110 and $96.0 for 2012, 2011 and 2010, respectively.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or certain of its subsidiaries have been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a Potentially Responsible Party ("PRP") pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect upon the consolidated financial condition, results of operations or cash flows of the Company. It is possible that, as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

Environmental

The Company's operations are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials. In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities, the majority of which relates to divested operations and sites. Various of the Company's subsidiaries have been identified by the EPA or a state environmental agency as a PRP pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites (collectively, the "Environmental Sites"). The Company has established reserves to cover the anticipated probable costs of investigation and remediation based upon periodic reviews of all sites for which they have, or may have, remediation responsibility. The Company accrues environmental investigation and remediation costs when it is probable that a liability has been incurred, the amount of the liability can be reasonably estimated and their responsibility for the liability is established. Generally, the timing of these accruals coincides with the earlier of a formal commitment to an investigation plan, completion of a feasibility study or a commitment to a formal plan of action. The Company accrues its best estimate of investigation and remediation costs based upon facts known at such dates, and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at discounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which various of the Company's subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each Environmental Site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.

Due to the uncertainties described above, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of December 31, 2012.

The Company believes that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Litigation

The Company and/or its subsidiaries are involved in various lawsuits arising from time to time that the Company considers ordinary routine litigation incidental to its business. Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel (if deemed appropriate), of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors that vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. The Company believes that anticipated probable costs of litigation matters have been adequately reserved to the extent determinable. Based on current information, the Company believes that the ultimate conclusion of the various pending litigation of the Company, in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Product Liability

As a consumer goods manufacturer and distributor, the Company and/or its subsidiaries face the risk of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods.

The Company and/or its subsidiaries are therefore party to various personal injury and property damage lawsuits relating to their products and incidental to their business. Annually, the Company sets its product liability insurance program, which is an occurrence-based program based on the Company and its subsidiaries' current and historical claims experience and the availability and cost of insurance. The Company's product liability insurance program generally includes a self-insurance retention per occurrence.

Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Based on current information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

12. Taxes on Income

The components of the provision for income taxes attributable to continuing operations for 2012, 2011 and 2010 are as follows:

(In millions)	**2012**	**2011**	**2010**
Current income tax expense:			
U.S. federal	$ 52.9	$ 1.4	$ 2.9
Foreign	67.3	86.4	71.8
State and local	7.7	5.0	2.9
Total	127.9	92.8	77.6
Deferred income tax expense (benefit):			
U.S. federal	26.8	55.5	57.3
Foreign	(2.6)	(25.3)	(14.6)
State, local and other, net of federal tax benefit	(4.5)	2.7	2.5
Total	19.7	32.9	45.2
Total income tax provision	$ 147.6	$ 125.7	$ 122.8

The difference between the federal statutory income tax rate and the Company's reported income tax rate as a percentage of income from operations for 2012, 2011 and 2010 is reconciled as follows:

	2012	2011	2010
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	0.7	1.6	1.8
Foreign rate differences	(2.8)	(3.1)	(3.8)
Non-deductible compensation	0.5	1.0	3.5
Foreign earnings not permanently reinvested	2.3	3.4	6.8
Tax settlements and related adjustments	0.6	—	—
Goodwill impairment	—	3.4	—
Valuation allowance	0.4	(2.3)	(0.3)
Venezuela devaluation and inflationary adjustments and tax exempt income	(1.6)	(1.5)	5.9
Foreign dividends	1.2	1.3	0.9
Non-deductible transaction costs	0.2	—	3.1
Other	1.2	(0.8)	0.6
Reported income tax rate	37.7%	38.0%	53.5%

Foreign pre-tax income was approximately $213, $250, and $115 for 2012, 2011 and 2010, respectively.

Deferred tax assets (liabilities) at December 31, 2012 and 2011 are comprised of the following:

(In millions)	2012	2011
Intangibles	$ (389.4)	$ (370.8)
Goodwill	(121.1)	(110.1)
Financial reporting amount of a subsidiary in excess of tax basis	(70.8)	(71.6)
Foreign earnings not permanently reinvested	(47.3)	(45.6)
Property and equipment	(6.2)	(13.4)
Other	(6.5)	(6.9)
Gross deferred tax liabilities	(641.3)	(618.4)
Net operating loss	40.1	40.0
Accounts receivable allowances	12.0	13.3
Inventory valuation	53.8	56.7
Pension and postretirement	35.6	41.5
Stock-based compensation	21.6	17.9
Other compensation and benefits	19.0	21.2
Operating reserves	59.2	60.6
Other	49.1	79.9
Gross deferred tax assets	290.4	331.1
Valuation allowance	(28.1)	(26.9)
Net deferred tax liability	$ (379.0)	$ (314.2)

The Company continually reviews the adequacy of the valuation allowance. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized. This assessment is based on an evaluation of the level of historical taxable income and projections for future taxable income. During 2012, the Company's valuation allowance increased by $1.2 principally due to the Company's inability to recognize certain current year foreign losses. During 2011, the Company's valuation allowance decreased by $8.4 principally due to the ability to recognize certain foreign losses for which a valuation allowance was previously established. During 2010, the Company's valuation allowance was increased by $3.2 principally due to the inability to benefit from certain foreign losses attributable to the Company's 2010 acquisitions.

The NOLs reflected on the deferred tax asset table consist of state and foreign net operating loss carryforwards. At December 31, 2012, the Company had net U.S. federal operating losses ("NOLs") of approximately $804, none of which are reflected in the consolidated financial statements. In 2012, the Company utilized approximately $33 of these previously unrecognized U.S. federal NOLs in its consolidated financial statements. Additionally, approximately $721 of these U.S. federal NOLs are subject to varying limitations on their use under Section 382 of the Internal Revenue Code of 1986, as amended. Included in the total NOLs reported on the financial statement are $121 of foreign NOLs which the Company has accumulated or acquired through acquisitions. Of the total foreign NOLs, approximately $1 will expire in 2013. Approximately $35 of the foreign NOLs will expire in years subsequent to 2013, and approximately $85 have an unlimited life.

In 2011, deferred tax assets relating to tax benefits of employee equity compensation awards were reduced by $1.2 to reflect exercises whereby the book expenses exceed tax deductions that can be claimed. Certain vested and exercised employee equity compensation awards have resulted in tax deductions in excess of previously recorded tax benefits based on the value of such equity compensation awards at the time of grant ("windfalls"). The additional tax benefit associated with the windfalls is not recognized for financial statement purposes until the deduction reduces taxes payable as recorded on the Company's financial statements with an offset to additional paid-in-capital. Windfall tax benefits of $41.8 and $3.0 were recognized in 2012 and 2011, respectively. All previously unrecognized windfall tax benefits were recognized in 2012.

Generally, the Company intends to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries outside the U.S. in the future growth of its foreign businesses. As a result, the Company has not provided for U.S. income taxes on undistributed foreign earnings of approximately $1.1 billion at December 31, 2012. Determination of the amount of unrecognized deferred U.S. income liability is not practicable, in part, because of the complexities associated with its hypothetical calculation, which include the impact of complex foreign and domestic tax laws with respect to dividend remittances, remittance requirements imposed by certain of the Company's debt agreements and the impact of foreign laws restricting such remittances. In 2012, 2011 and 2010, the Company recorded a deferred tax charge (benefit) of $2.2, $7.5 and ($2.4), respectively, related to profits that were deemed not to be permanently reinvested outside of the United States.

The following table sets forth the details and the activity related to unrecognized tax benefit as of and for the years ended December 31, 2012 and 2011:

(In millions)	**2012**	**2011**
Unrecognized tax benefits, January 1,	$ 57.8	$ 55.7
Increases (decreases):		
Acquisitions	0.6	—
Tax positions taken during the current period	18.7	3.4
Tax positions taken during a prior period	—	(0.1)
Settlements with taxing authorities	(3.8)	(0.2)
Other	1.8	(1.0)
Unrecognized tax benefits, December 31,	$ 75.1	$ 57.8

During 2012 and 2011, the change in the unrecognized tax benefits primarily relates to the expiration of certain statutes of limitations, tax positions taken during the current period, and tax settlements made during the year. At December 31, 2012, the amount of gross unrecognized tax benefits that, if recognized, would affect the reported tax rate is $72.6. The Company has indemnification for $1.4 of the gross unrecognized tax benefit from the sellers of acquired companies.

The Company conducts business globally and, as a result, the Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and in various state, local, and foreign jurisdictions. In the normal course of business, the Company or its subsidiaries are subject to examination by tax authorities throughout the world, including such major jurisdictions as Canada, France, Germany, Hong Kong, Malaysia, the Netherlands, Peru, Spain and the U.S. As of December 31, 2012, the Company remains subject to examination by federal and state tax authorities for the tax years 2005 to 2011. At December 31, 2012, certain of the Company's more significant foreign jurisdictions remain subject to examination for various tax years between 2000 and 2011. At December 31, 2012, the Company believes it has no material tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits may significantly change within twelve months.

The Company classifies all interest expense and penalties on uncertain tax positions as income tax expense. The provision for income taxes for 2012, 2011 and 2010 includes tax-related interest expense of $2.4, $1.1 and $1.1, respectively. As of December 31, 2012 and 2011, the liability for tax-related interest expense was $6.8 and $5.2, respectively.

13. Stockholders' Equity and Share-Based Awards

The Company maintains the 2009 Stock Incentive Plan and the Amended and Restated 2003 Stock Incentive Plan, as amended, which allows for grants of stock options, restricted stock and short-term cash awards. At December 31, 2012, there were approximately 1.4 million share-based awards collectively available for grant under these stock plans.

Stock Options

A summary of the Company's stock option activity in 2012 is as follows:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Total Intrinsic Value (in millions)
Options outstanding, beginning of year	1,492.8	$ 23.59		
Granted	—	—		
Exercised	(1,095.6)	24.15		
Cancelled	(7.0)	27.98		
Options outstanding, end of year *(a)*	390.2	$ 21.93	2.7	$ 11.6
Options exercisable, end of year		$ 21.52	2.7	$ 11.4

(a) Approximates the options vested and expected to vest

The weighted average per share grant date fair value of options granted and the total intrinsic value of options exercised for 2012, 2011 and 2010 are as follows:

	Weighted Average Per Share Grant Date Fair Value	Total Intrinsic Value of Options Exercised (in millions)
2012	$ —	$ 16.5
2011	—	18.4
2010	16.89	9.4

The weighted average assumptions used to determine the fair value of options granted in 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Expected volatility	—	—	60.7%
Risk-free interest rates	—	—	2.3%
Expected life (in years)	—	—	4.5

The Company does not use cash to settle any of its options or restricted share awards and when available issues shares from its treasury stock instead of issuing new shares. Common stock options vest ratably over an explicit service period of typically 3 to 4 years and generally have a contractual term of 7 years.

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds or some combination of these restrictions. The contractual life is generally 7 years for those restricted shares with performance targets, common stock price thresholds or some combination thereof. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant.

A summary of the Company's restricted share activity for 2012 is as follows:

	Shares (in thousands)
Outstanding as of December 31, 2011	3,972.7
Granted	1,095.0
Released/Vested	(1,704.0)
Cancelled	(40.3)
Outstanding as of December 31, 2012	3,323.4

The total fair value of restricted shares granted and total fair value of restricted shares vested for 2012, 2011 and 2010 is as follows:

(in millions)	2012	2011	2010
Total fair value of restricted shares granted	$ 43.2	$ 36.0	$ 73.9
Total fair value of restricted shares vested	49.6	14.5	19.5

For those restricted awards with common stock price thresholds, the weighted average grant date fair values of these awards were $28.47, $29.50 and $30.72 for 2012, 2011 and 2010, respectively, based on the following assumptions:

	2012	2011	2010
Expected volatility	45.8%	44.0%	49.4%
Risk-free interest rates	0.9%	2.2%	2.6%
Derived service periods (in years)	0.2	0.2	0.1

For all other restricted share awards, the weighted average grant date fair values were $48.91, $28.55 and $31.00 for the years ended December 31, 2012, 2011 and 2010, respectively.

As part of the restricted share awards granted in 2012, in January 2012, the Board authorized an annual grant of approximately 0.5 million restricted share awards to certain executive officers. These awards had an aggregate grant date fair value of $14.4 and vested during the first three months of 2012 when the Company's weighted average share price exceeded certain thresholds. In 2012, the Company also granted approximately 0.6 million restricted share awards with an aggregate grant date fair value of $28.8 that cliff vest upon the achievement of certain performance targets.

As of December 31, 2012, there was $51.0 of unrecognized compensation cost related to non-vested share-based awards whose costs are expected to be recognized through 2014 over a weighted-average period of approximately 13 months.

During the fourth quarter of 2012, the Company recognized $33.6 of cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable. These awards, which were granted in 2010 and whose restrictions lapse if and when the Company achieves certain performance targets, had an aggregate grant date fair value of $44.8 and have a 5-year contractual life.

Stockholders' Equity

In January 2012, the Company commenced a "modified Dutch auction" self-tender offer (the "Offer") to purchase up to $500 in value of its common stock. In March 2012, pursuant to the terms of the Offer, the Company repurchased approximately 12.1 million shares of its common stock for a total purchase price of approximately $435 or $36.00 per share. The repurchase of shares of common stock under the Offer was made pursuant to the Company's existing stock repurchase program, pursuant to which the Company was then authorized to repurchase up to $500 aggregate amount of outstanding shares of common stock at prevailing market prices or in privately-negotiated transactions (the "Stock Repurchase Program").

On September 11, 2012, the Board authorized an increase in the then available amount under the Stock Repurchase Program to allow for the repurchase of up to $250 in aggregate of the Company's common stock.

In September 2012, pursuant to the Stock Repurchase Program, the Company used approximately $100 of the net proceeds from the Convertible Notes offering to repurchase approximately 1.9 million shares of its common stock at a per share price of $52.87 through privately negotiated transactions.

Cash dividends paid to stockholders in 2012, 2011 and 2010 were $7.5, $30.1 and $28.7, respectively. In January 2012, the Company announced that the Board had decided to suspend the Company's dividend program following the dividend paid on January 31, 2012.

Subsequent Event

On February 14, 2013, the Company announced that the Board approved a 3-for-2 stock split (the "Stock Split") of its outstanding shares of common stock. Stockholders of record at the close of business on February 25, 2013 will receive one additional share of Jarden common stock for every two shares of Jarden common stock owned on that date. The additional shares are expected to be distributed on or about March 18, 2013.

14. Earnings Per Share Calculation

A computation of the weighted average shares outstanding for 2012, 2011 and 2010 is as follows:

(In millions)	2012	2011	2010
Weighted average shares outstanding:			
Basic	78.3	88.1	89.0
Dilutive share-based awards	0.5	0.5	0.8
Diluted	78.8	88.6	89.8

Because it is the Company's intention to redeem the principal amount of the Convertible Notes in cash, the treasury stock method is used for determining potential dilution in the diluted earnings per share computation. For the three months ended December 31, 2012, the Convertible Notes have been excluded from the computation of diluted earnings per share as the effect would be antidilutive as the conversion price of the Convertible Notes exceeded the average market price of the Company's common stock for the three months ended December 31, 2012. Stock options and warrants to purchase approximately 2.4 million shares of the Company's common stock at December 31, 2011 and 2010 had exercise prices that exceeded the average market price of the Company's common stock for the three months ended December 31, 2011 and 2010, respectively. As such, these share-based awards did not affect the computation of diluted earnings per share. As of December 31, 2012, there were 2.7 million restricted share awards with performance-based vesting targets that were not met and as such, have been excluded from the computation diluted earnings per share.

Pro Forma Earnings Per Share

The following table presents unaudited pro forma basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 after giving effect to the Stock Split (see Note 13) and assumes that the Stock Split occurred on January 1, 2010.

	2012	2011	2010
Pro forma earnings per share (unaudited):			
Basic	$ 2.08	$ 1.56	$ 0.80
Diluted	2.07	1.54	0.79

15. Employee Benefit Plans

The Company maintains defined benefit pension plans for certain of its employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. At December 31, 2011, substantially all the domestic pension and postretirement plans are frozen to new entrants and to future benefit accruals. Benefit obligations are calculated using generally accepted actuarial methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees. The pension and postretirement benefit obligations are measured as of December 31, for 2012 and 2011.

Net Periodic Expense

The components of net periodic pension and postretirement benefit expense for 2012, 2011 and 2010 are as follows:

	Pension Benefits								
	2012			2011			2010		
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Service cost	$ 0.2	$ 1.9	$ 2.1	$ 0.2	$ 1.9	$ 2.1	$ 0.2	$ 1.6	$ 1.8
Interest cost	14.5	2.6	17.1	15.9	2.8	18.7	17.6	2.5	20.1
Expected return on plan assets	(16.3)	(1.4)	(17.7)	(15.6)	(1.4)	(17.0)	(13.6)	(1.2)	(14.8)
Amortization:									
Net actuarial loss	7.1	0.2	7.3	3.2	—	3.2	3.3	—	3.3
Net periodic cost	5.5	3.3	8.8	3.7	3.3	7.0	7.5	2.9	10.4
Curtailments and settlements	—	—	—	1.6	—	1.6	1.9	(0.1)	1.8
Total expense	$ 5.5	$ 3.3	$ 8.8	$ 5.3	$ 3.3	$ 8.6	$ 9.4	$ 2.8	$ 12.2
Assumptions									
Weighted average assumption used to calculate net periodic cost:									
Discount rate	4.50%	4.30%	4.47%	5.25%	4.78%	5.18%	5.79%	5.12%	5.69%
Expected return on plan assets	8.00%	4.53%	7.60%	8.00%	4.83%	7.63%	8.21%	5.16%	7.87%
Rate of compensation increase	—	2.51%	2.51%	—	2.98%	2.98%	—	2.98%	2.98%

	Postretirement Benefits		
(In millions)	2012	2011	2010
Service cost	$ 0.1	$ 0.3	$ 0.3
Interest cost	0.3	0.7	0.7
Amortization:			
Prior service benefit	(0.4)	(0.8)	(0.8)
Net actuarial gain	(0.1)	(0.1)	—
Net periodic cost (credit)	(0.1)	0.1	0.2
Curtailments and settlements	—	(7.3)	—
Total expense (credit)	$ (0.1)	$ (7.2)	$ 0.2
Assumptions			
Weighted average assumption used to calculate net periodic cost:			
Discount rate	4.40%	5.50%	5.96%

The amount of AOCI expected to be recognized in net periodic benefit cost for the year ending December 31, 2013 is as follows:

	Pension Benefits			
(In millions)	Domestic	Foreign	Total	Postretirement
Prior service cost (credit)	$ —	$ (0.1)	$ (0.1)	$ 0.4
Net actuarial loss (gain)	(7.4)	(0.4)	(7.8)	0.1
	$ (7.4)	$ (0.5)	$ (7.9)	$ 0.5

Funded Status

The following table provides a reconciliation of the benefit obligation, plan assets and the funded status of the pension and postretirement plans as of December 31, 2012 and 2011:

	Pension Benefits						Postretirement Benefits	
	2012			2011			2012	2011
(In millions)	Domestic	Foreign	Total	Domestic	Foreign	Total		
Change in benefit obligation:								
Benefit obligation at beginning of year	$ 334.3	$ 60.9	$ 395.2	$ 313.1	$ 58.3	$ 371.4	$ 7.8	$ 15.3
Acquisitions	—	—	—	—	—	—	—	—
Service cost	0.2	1.9	2.1	0.2	1.9	2.1	0.1	0.3
Interest cost	14.5	2.6	17.1	15.9	2.8	18.7	0.3	0.7
Curtailments and settlements	—	(0.7)	(0.7)	(1.7)	(0.2)	(1.9)	—	—
Amendments	—	0.3	0.3	—	—	—	—	(8.1)
Actuarial loss (gain)	21.1	8.6	29.7	27.8	2.7	30.5	(0.3)	—
Participant contributions	—	—	—	—	—	—	0.3	0.4
Benefits paid	(21.7)	(2.9)	(24.6)	(21.0)	(3.1)	(24.1)	(0.6)	(0.8)
Foreign currency translation and other	—	0.9	0.9	—	(1.5)	(1.5)	—	—
Benefit obligation at end of year *(a)*	348.4	71.6	420.0	334.3	60.9	395.2	7.6	7.8
Change in plan assets:								
Fair value of plan assets at beginning of year	$ 234.6	$ 30.2	$ 264.8	$ 221.6	$ 29.3	$ 250.9	$ —	$ —
Acquisitions	—	—	—	—	—	—	—	—
Actual return on plan assets	27.7	1.5	29.2	9.5	1.3	10.8	—	—
Company contributions	15.9	4.3	20.2	26.2	3.8	30.0	0.3	0.4
Settlements	—	(0.7)	(0.7)	(1.7)	(0.2)	(1.9)	—	—
Participant contributions	—	—	—	—	—	—	0.3	0.4
Benefits paid	(21.7)	(2.9)	(24.6)	(21.0)	(3.1)	(24.1)	(0.6)	(0.8)
Foreign currency translation and other	—	1.1	1.1	—	(0.9)	(0.9)	—	—
Fair value of plan assets at end of year	256.5	33.5	290.0	234.6	30.2	264.8	—	—
Net (liability) recognized in the consolidated balance sheet	$ (91.9)	$ (38.1)	$ (130.0)	$ (99.7)	$ (30.7)	$ (130.4)	$ (7.6)	$ (7.8)
Assumptions								
Weighted average assumption used to calculate benefit obligation:								
Discount rate	3.95%	3.34%	3.85%	4.50%	4.30%	4.47%	3.90%	4.40%
Rate of compensation increase	—	2.56%	2.56%	—	2.51%	2.51%	—	—
Healthcare cost trend rate:								
Current:								
Pre-Age 65	—	—	—	—	—	—	6.75%	7.00%
Post-Age 65	—	—	—	—	—	—	6.75%	7.00%
Ultimate	—	—	—	—	—	—	4.50%	4.50%

(a) The accumulated benefit obligation for all defined benefit pension plans was $414 and $390 at December 31, 2012 and 2011, respectively.

Amounts recognized in the Company's consolidated balance sheets at December 31, 2012 and 2011 consist of:

	Pension Benefits		Postretirement Benefits	
(In millions)	**2012**	**2011**	**2012**	**2011**
Other assets	$ 2.3	$ 2.4	$ —	$ —
Accrued benefit cost	(132.3)	(132.8)	(7.6)	(7.8)
Net amount recognized	$ (130.0)	$ (130.4)	$ (7.6)	$ (7.8)

Summary of under-funded or non-funded pension benefit plans with projected benefit obligation in excess of plan assets at December 31, 2012 and 2011:

	Pension Benefits	
(In millions)	**2012**	**2011**
Projected benefit obligation	$ 408.6	$ 383.5
Fair value of plan assets	276.3	250.7

Summary of pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2012 and 2011:

	Pension Benefits	
(In millions)	**2012**	**2011**
Accumulated benefit obligation	$ 400.0	$ 379.3
Fair value of plan assets	272.8	250.7

The Company employs a total return investment approach for its pension plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and the Company's financial condition. The domestic investment portfolios contain a diversified blend of equity and fixed-income investments. The domestic equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. The domestic fixed income investments are primarily comprised of investment-grade and high-yield securities through investments in corporate and government bonds, government agencies and asset-backed securities. The Level 1 and Level 2 investments are primarily based upon quoted market prices and the classification between Level 1 and Level 2 is based upon the valuation frequency of the investments. The domestic Level 3 investments are primarily comprised of hedge fund of funds whose assets are primarily valued based upon the net asset value per share and an insurance contract valued at contract value. The Company maintains numerous foreign defined benefit pension plans. The asset allocations for the foreign investment may vary by plan and jurisdiction and are primarily based upon the plan structure and plan participant profile. The foreign Level 3 investments are primarily comprised of insurance contracts valued at contract value. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors, including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments. The Company's target asset allocation for 2012 and 2011 is as follows: equities—approximately 25%-40%; bonds—approximately 20%-40%; and cash alternatives investments and other—approximately 25%-45%. Actual asset allocations may vary from the targeted allocations for various reasons, including market conditions and the timing of transactions.

The composition of domestic pension plan assets at December 31, 2012 and 2011 is as follows:

(In millions)	Fair Value Measurements of Plan Assets – Domestic Plans			
	December 31, 2012			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities and funds:				
Domestic	$ 10.5	$ 33.7	$ —	$ 44.2
International	—	48.6	—	48.6
Fixed income securities and funds:				
Investment-grade	62.4	—	—	62.4
High-yield	—	14.0	—	14.0
Alternative Investments	26.0	45.2	12.9	84.1
Cash and other	2.0	—	1.2	3.2
Total	$ 100.9	$ 141.5	$ 14.1	$ 256.5

(In millions)	Fair Value Measurements of Plan Assets – Domestic Plans			
	December 31, 2011			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities and funds:				
Domestic	$ 7.3	$ 31.7	$ —	$ 39.0
International	—	41.2	—	41.2
Fixed income securities and funds:				
Investment-grade	60.7	—	—	60.7
High-yield	—	12.3	—	12.3
Alternative Investments	22.5	42.8	12.0	77.3
Cash and other	2.8	—	1.3	4.1
Total	$ 93.3	$ 128.0	$ 13.3	$ 234.6

The composition of foreign pension plan assets at December 31, 2012 and 2011 is as follows:

(In millions)	Fair Value Measurements of Plan Assets – Foreign Plans			
	December 31, 2012			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities and funds	$ 5.9	$ —	$ —	$ 5.9
Fixed income securities and funds	10.4	—	—	10.4
Cash and other	1.0	—	16.2	17.2
Total	$ 17.3	$ —	$ 16.2	$ 33.5

(In millions)	Fair Value Measurements of Plan Assets – Foreign Plans			
	December 31, 2011			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities and funds	$ 5.1	$ —	$ —	$ 5.1
Fixed income securities and funds	8.9	—	—	8.9
Cash and other	0.9	—	15.3	16.2
Total	$ 14.9	$ —	$ 15.3	$ 30.2

The activity for Level 3 pension plan assets for 2012 and 2011 is as follows:

(In millions)	Level 3 Pension Plan Assets	
	Domestic Plans	Foreign Plans
Balance, December 31, 2010	$ 15.0	$ 15.3
Actual return on plan assets:		
Relating to assets held at year-end	(0.2)	0.5
Purchases, sales and settlements and other, net	8.3	(0.5)
Transfers in/(out)	(9.8)	—
Balance, December 31, 2011	$ 13.3	$ 15.3
Actual return on plan assets:		
Relating to assets held at year-end	1.3	0.6
Relating to assets sold during the period	(0.3)	—
Purchases, sales, settlements and other, net	(0.2)	0.3
Balance, December 31, 2012	$ 14.1	$ 16.2

Domestic Contributions

In 2013, the Company expects to make cash contributions of approximately $11 and $0.6 to its domestic pension and postretirement plans, respectively. These contributions are for both funded and unfunded plans and are net of participant contributions.

Foreign Contributions

The Company funds its pension plans in amounts consistent with applicable laws and regulations and expects to make cash contributions of approximately $6 in 2013.

Information about the expected benefit payments for the Company's pension and postretirement plans are as follows:

(In millions) Years Ending December 31,	Pension Plans	Postretirement Plans
2013	$ 27.8	$ 0.6
2014	25.9	0.5
2015	24.3	0.5
2016	24.6	0.5
2017	24.5	0.5
Next 5 years	127.4	2.4

The current healthcare cost trend rate gradually declines through 2028 to the ultimate trend rate and remains level thereafter. A one percentage point change in assumed healthcare cost trend rates would not have a material effect on the postretirement benefit obligation or the service and interest cost components of postretirement benefit costs.

The Company sponsors a defined contribution savings plan for substantially all of its U.S. employees. Under provisions for this plan, employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company generally matches a percentage of a participating employee's before-tax contributions. For 2012, 2011 and 2010, the defined contribution savings plan expense was $6.4, $4.9 and $5.5, respectively.

16. Reorganization Costs

The Company did not incur any reorganization costs in 2010. Reorganization costs for 2012 and 2011 are as follows:

	2012		
(In millions)	**Employee Terminations**	**Other Charges**	**Total**
Outdoor Solutions	$ 2.4	$ 10.2	$ 12.6
Consumer Solutions	12.0	2.1	14.1
Branded Consumables	0.4	—	0.4
Total	$ 14.8	$ 12.3	$ 27.1

	2011		
(In millions)	**Employee Terminations**	**Other Charges**	**Total**
Outdoor Solutions	$ 5.6	$ 7.9	$ 13.5
Consumer Solutions	—	2.1	2.1
Branded Consumables	3.4	3.0	6.4
Process Solutions	1.0	0.4	1.4
Total	$ 10.0	$ 13.4	$ 23.4

Outdoor Solutions Segment Reorganization Costs

During 2012, the Company initiated a plan to reorganize certain manufacturing facilities in the Far East within the winter sport business. Reorganization costs for 2012 primarily relate to this plan.

During 2011, the Company initiated a plan to consolidate certain international manufacturing processes within the Outdoor Solutions segment. This plan primarily consists of a facility consolidation in the Far East. During 2011, the Company also initiated a plan to rationalize the overall cost structure of the Outdoor Solutions segment through headcount reductions. Reorganization costs for 2011 relate to these plans.

For 2012 and 2011, other charges are primarily comprised of contract termination fees.

Consumer Solutions Segment Reorganization Costs

During 2012, the Company initiated a plan to rationalize the operating processes of certain international operations. This plan primarily consists of headcount reductions and facility consolidation and relocation. Reorganization costs for 2012 primarily relate to this plan.

For 2012 and 2011, other charges are primarily comprised of lease terminations.

Branded Consumables Segment Reorganization Costs

During 2011, the Company initiated a plan to consolidate certain manufacturing processes within the Branded Consumables segment. This plan includes headcount reduction and facility consolidation. During 2011, the Company also initiated a plan to rationalize the overall cost structure of the Branded Consumables segment through headcount reductions. Reorganization costs for 2011 relate to these plans. For 2011, other costs are primarily comprised of moving costs.

Accrued reorganization costs activity for 2012 and 2011 are as follows:

(In millions)	Accrual Balance at December 31, 2011	Reorganization Costs	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2012
Severance and other employee-related *(a)*	$ 7.3	$ 14.8	$ (9.2)	$ —	$ 12.9
Other costs *(b)*	9.9	12.3	(9.3)	(0.1)	12.8
Total	$ 17.2	$ 27.1	$ (18.5)	$ (0.1)	$ 25.7

(In millions)	Accrual Balance at December 31, 2010	Reorganization Costs	Payments	Foreign Currency and Other	Accrual Balance at December 31, 2011
Severance and other employee-related *(a)*	$ 0.5	$ 10.0	$ (3.0)	$ (0.2)	$ 7.3
Other costs *(b)*	9.5	13.4	(12.7)	(0.3)	9.9
Total	$ 10.0	$ 23.4	$ (15.7)	$ (0.5)	$ 17.2

(a) For 2012 and 2011, the total headcount underlying these costs is approximately 2,460 and 330, respectively. At December 31, 2012, approximately 2,200 employees have not been terminated under the plans. The amounts accrued at December 31, 2012 for severance and other employee-related are expected to be paid through 2014.

(b) Amounts accrued at December 31, 2012 for other costs (principally lease and contract termination costs) are expected to be paid through 2015.

17. Segment Information

The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Asia, Canada, Europe and Latin America. The Company and its chief operating decision maker use "segment earnings" to measure segment operating performance.

The Outdoor Solutions segment manufactures or sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. For general outdoor activities, Coleman® is a leading brand for active lifestyle products, offering an array of products that include camping and outdoor equipment such as air beds, camping stoves, coolers, foldable furniture, gas grills, lanterns and flashlights, propane fuel, sleeping bags, tents and water recreation products such as inflatable boats, kayaks and tow-behinds. The Outdoor Solutions segment is also a leading provider of fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sebile®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Team sports equipment for baseball, softball, football, basketball, field hockey and lacrosse products are sold under brand names such as deBeer®, Gait®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas®, Full Tilt®, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment, personal flotation devices and all-terrain vehicle gear are sold under brand names such as Helium®, Hodgman®, Mad Dog Gear®, Sevylor®, Sospenders® and Stearns®. The Company also sells high performance technical and outdoor apparel and equipment under brand names such as CAPP3L®, Ex Officio®, K2®, Marker®, Marmot®, Planet Earth®, Ride®, Völkl® and Zoot®, and premium air beds under brand names including Aero®, Aerobed®and Aero Sport®. The Outdoor Solutions Segment also sells a variety of products sold internationally under brand names such as Campingaz®, Esky® and Invicta®.

The Consumer Solutions segment manufactures or sources, markets, and distributes a diverse line of household products, including kitchen appliances and home environment products. This segment maintains a strong portfolio of globally-recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, skybar® and Villaware®. The principal products in this segment include: clippers and trimmers for professional use in the beauty and barber and animal categories; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, toaster ovens and vacuum packaging machines; home environment products, such as air purifiers, fans, heaters and humidifiers; products for the hospitality industry; and scales for consumer use. The Consumer Solutions segment also has rights to sell various small appliance products in substantially all of Europe under the Breville® brand name.

The Branded Consumables segment manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples, including arts and crafts paint brushes, brooms, brushes, buckets, children's card games, clothespins, collectible tins, condoms, cord, rope and twine, dusters, dust pans, feeding bottles, fencing, fire extinguishing products, firelogs and firestarters, home canning jars and accessories, kitchen matches, mops, other craft items, pacifiers, plastic cutlery, playing cards and accessories, rubber gloves and related cleaning products, safes, security cameras, security doors, smoke and carbon monoxide alarms, soothers, sponges, storage organizers and workshop accessories, teats, toothpicks, window guards and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, BRK®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Lillo®, Loew-Cornell®, Mapa®, NUK®, Pine Mountain®, Quickie Green Cleaning®, Quickie Home-Pro®, Quickie Microban®, Quickie Original®, Quickie Professional®, Spontex®, Tigex® and Wellington® brand names, among others.

The Process Solutions segment manufactures, markets and distributes a wide variety of plastic products including closures, contact lens packaging, medical disposables, plastic cutlery and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. This segment's materials business produces specialty nylon polymers, conductive fibers and monofilament used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications. This segment is also the largest North American producer of niche products fabricated from solid zinc strip and is the sole source supplier of copper-plated zinc penny blanks to the United States Mint and a major supplier to the Royal Canadian Mint, as well as a supplier of brass, bronze and nickel-plated finishes on steel and zinc for coinage to other international markets. In addition, the Company manufactures a line of industrial zinc products marketed globally for use in the architectural, automotive, construction, electrical component and plumbing markets.

Segment information as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net Sales	$ 2,692.9	$ 1,940.9	$ 1,753.1	$ 377.1	$ (67.9)	$ 6,696.1	$ —	$ 6,696.1
Segment earnings (loss)	325.2	285.9	259.2	47.1	—	917.4	(103.6)	813.8
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(2.8)	(3.2)	—	—	—	(6.0)	—	(6.0)
Reorganization costs	(12.6)	(14.1)	(0.4)	—	—	(27.1)	—	(27.1)
Acquisition-related and other costs	(3.9)	(1.6)	(3.8)	—	—	(9.3)	(8.2)	(17.5)
Other *(a)*	—	—	—	—	—	—	(33.6)	(33.6)
Depreciation and amortization	(55.2)	(34.7)	(46.0)	(13.5)	—	(149.4)	(3.4)	(152.8)
Operating earnings (loss)	$ 250.7	$ 232.3	$ 209.0	$ 33.6	$ —	$ 725.6	$ (148.8)	$ 576.8
Other segment data:								
Total assets	$ 2,930.1	$ 1,971.9	$ 1,934.1	$ 183.1	$ —	$ 7,019.2	$ 691.4	$ 7,710.6
Capital expenditures	55.0	53.6	30.9	9.9	—	149.4	5.1	154.5

	2011							
(In millions)	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net Sales	$ 2,772.1	$ 1,880.3	$ 1,734.4	$ 351.2	$ (58.1)	$ 6,679.9	$ —	$ 6,679.9
Segment earnings (loss)	344.6	274.7	237.9	37.7	—	894.9	(104.1)	790.8
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	—	—	(6.9)	—	—	(6.9)	—	(6.9)
Reorganization costs	(13.5)	(2.1)	(6.4)	(1.4)	—	(23.4)	—	(23.4)
Acquisition-related and other costs *(b)*	7.1	(4.8)	(10.8)	(2.0)	—	(10.5)	(10.9)	(21.4)
Impairment of goodwill, intangibles and other assets	—	—	(52.5)	—	—	(52.5)	—	(52.5)
Depreciation and amortization	(61.8)	(31.1)	(55.9)	(12.4)	—	(161.2)	(2.5)	(163.7)
Operating earnings (loss)	$ 276.4	$ 236.7	$ 105.4	$ 21.9	$ —	$ 640.4	$ (117.5)	$ 522.9
Other segment data:								
Total assets	$ 2,810.3	$ 1,855.9	$ 1,801.8	$ 186.9	$ —	$ 6,654.9	$ 461.8	$ 7,116.7
Capital expenditures	61.4	23.2	31.6	8.6	—	124.8	2.1	126.9

(In millions)	2010							
	Outdoor Solutions	Consumer Solutions	Branded Consumables	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Net Sales	$ 2,518.7	$ 1,869.6	$ 1,345.3	$ 342.7	$ (53.6)	$ 6,022.7	$ —	$ 6,022.7
Segment earnings (loss)	300.9	266.2	195.0	37.1	—	799.2	(89.1)	710.1
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(2.1)	—	(25.3)	—	—	(27.4)	—	(27.4)
Acquisition-related and other costs *(c)*	(7.4)	(4.0)	(3.4)	—	—	(14.8)	(27.5)	(42.3)
Venezuela hyperinflationary and devaluation charges (see Note 1)	—	—	—	—	—	—	(70.6)	(70.6)
Impairment of goodwill and intangibles	(0.7)	(0.7)	(18.3)	—	—	(19.7)	—	(19.7)
Depreciation and amortization	(62.1)	(28.1)	(39.0)	(12.1)	—	(141.3)	(1.5)	(142.8)
Operating earnings (loss)	$ 228.6	$ 233.4	$ 109.0	$ 25.0	$ —	$ 596.0	$ (188.7)	$ 407.3
Other segment data:								
Capital expenditures	$ 48.0	$ 24.3	$ 30.7	$ 7.5	$ —	$ 110.5	$ 27.0	$ 137.5

(a) Represents cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable (see Note 13).

(b) Consolidated amount is net of gain on the sale of certain domestic assets recorded in the Outdoor Solutions segment.

(c) Comprised of $52.4 of acquisition-related and other charges, which primarily relate to acquisitions (see Note 3) and a $10.1 mark-to-market gain associated with the Company's Euro-denominated debt and intercompany loans.

Note: Intersegment sales are recorded at cost plus an agreed upon profit.

Geographic Information

Geographic information as of and for the years ended December 31, 2012, 2011 and 2010 is as follows:

(In millions)	Domestic	International	Total
2012			
Net sales	$ 4,078.5	$ 2,617.6	$ 6,696.1
Long-lived assets	344.3	334.3	678.6
2011			
Net sales	$ 4,082.7	$ 2,597.2	$ 6,679.9
Long-lived assets	309.9	306.0	615.9
2010			
Net sales	$ 3,830.4	$ 2,192.3	$ 6,022.7

18. Accumulated Other Comprehensive Income (Loss)

The components of AOCI at December 31, 2012 and 2011 are as follows:

(In millions)	2012	2011
Foreign currency translation adjustment	$ 17.7	$ 4.0
Derivative financial instruments and other, net	(1.3)	1.1
Accrued benefit costs, net	(70.1)	(61.8)
Available-for-sale securities, net	0.3	—
Total	$ (53.4)	$ (56.7)

19. Condensed Consolidating Financial Data

The Company's Senior Notes and Senior Subordinated Notes (see Note 9) are fully guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are subject to release only in certain limited circumstances. The Company's non-United States subsidiaries and those domestic subsidiaries who are not guarantors ("Non-Guarantor Subsidiaries") are not guaranteeing these notes. Presented below is the condensed consolidating financial data of the Company ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis, using the equity method of accounting for subsidiaries, as of and for the years ended December 31, 2012, 2011 and 2011.

Condensed Consolidating Results of Operations

	Year Ended December 31, 2012				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ —	$ 4,293.8	$ 3,106.2	$ (703.9)	$ 6,696.1
Costs and expenses	147.2	3,850.5	2,825.5	(703.9)	6,119.3
Operating (loss) earnings	(147.2)	443.3	280.7	—	576.8
Other expense, net	37.1	200.4	95.4	—	332.9
Equity in the income of subsidiaries	428.2	171.6	—	(599.8)	—
Net income (loss)	$ 243.9	$ 414.5	$ 185.3	$ (599.8)	$ 243.9
Comprehensive income (loss)	$ 247.2	$ 426.9	$ 194.4	$ (621.3)	$ 247.2

	Year Ended December 31, 2011				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ —	$ 3,906.0	$ 2,917.2	$ (143.3)	$ 6,679.9
Costs and expenses	95.6	3,507.9	2,696.8	(143.3)	6,157.0
Operating (loss) earnings	(95.6)	398.1	220.4	—	522.9
Other expense, net	61.4	224.8	32.0	—	318.2
Equity in the income of subsidiaries	361.7	182.8	—	(544.5)	—
Net income (loss)	$ 204.7	$ 356.1	$ 188.4	$ (544.5)	$ 204.7
Comprehensive income (loss)	$ 172.8	$ 314.5	$ 170.4	$ (484.9)	$ 172.8

	Year Ended December 31, 2010				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ —	$ 3,689.1	$ 2,452.5	$ (118.9)	$ 6,022.7
Costs and expenses	126.3	3,273.3	2,334.7	(118.9)	5,615.4
Operating (loss) earnings	(126.3)	415.8	117.8	—	407.3
Other expense, net	57.0	169.2	74.4	—	300.6
Equity in the income of subsidiaries	290.0	37.8	—	(327.8)	—
Net income (loss)	$ 106.7	$ 284.4	$ 43.4	$ (327.8)	$ 106.7
Comprehensive income (loss)	$ 102.8	$ 284.1	$ 51.0	$ (335.1)	$ 102.8

Condensed Consolidating Balance Sheets

(In millions)	As of December 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 576.7	$ 883.4	$ 2,350.3	$ —	$ 3,810.4
Investment in subsidiaries	5,895.6	1,832.6	—	(7,728.2)	—
Non-current assets	3,068.8	6,568.1	4,793.6	(10,530.3)	3,900.2
Total assets	$ 9,541.1	$ 9,284.1	$ 7,143.9	$ (18,258.5)	$ 7,710.6
Liabilities and stockholders' equity					
Current liabilities	$ 189.1	$ 589.0	$ 950.6	$ —	$ 1,728.7
Non-current liabilities	7,592.4	3,047.6	4,112.6	(10,530.3)	4,222.3
Stockholders' equity	1,759.6	5,647.5	2,080.7	(7,728.2)	1,759.6
Total liabilities and stockholders' equity	$ 9,541.1	$ 9,284.1	$ 7,143.9	$ (18,258.5)	$ 7,710.6

(In millions)	As of December 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 359.0	$ 995.9	$ 2,140.0	$ (1.4)	$ 3,493.5
Investment in subsidiaries	5,688.8	1,748.1	—	(7,436.9)	—
Non-current assets	114.5	4,003.9	914.0	(1,409.2)	3,623.2
Total assets	$ 6,162.3	$ 6,747.9	$ 3,054.0	$ (8,847.5)	$ 7,116.7
Liabilities and stockholders' equity					
Current liabilities	$ 260.8	$ 589.0	$ 614.1	$ (0.2)	$ 1,463.7
Non-current liabilities	3,989.5	507.0	654.9	(1,410.4)	3,741.0
Stockholders' equity	1,912.0	5,651.9	1,785.0	(7,436.9)	1,912.0
Total liabilities and stockholders' equity	$ 6,162.3	$ 6,747.9	$ 3,054.0	$ (8,847.5)	$ 7,116.7

Condensed Consolidating Statements of Cash Flows:

	Year Ended December 31, 2012				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (171.4)	$ 418.3	$ 253.1	$ (19.7)	$ 480.3
Financing activities:					
Net change in short-term debt	—	—	74.7	—	74.7
(Payments on) proceeds from intercompany transactions	409.6	(372.6)	(56.7)	19.7	—
Proceeds from issuance of long-term debt	800.0	0.5	2.0	—	802.5
Payments on long-term debt	(166.0)	(0.4)	(6.3)	—	(172.7)
Issuance (repurchase) of common stock, net	(557.9)	—	—	—	(557.9)
Excess tax benefits from stock-based compensation	43.0	—	—	—	43.0
Other	(24.4)	—	(0.5)	—	(24.9)
Net cash provided by (used in) financing activities	504.3	(372.5)	13.2	19.7	164.7
Investing activities:					
Additions to property, plant and equipment	(5.2)	(65.9)	(83.4)	—	(154.5)
Acquisition of business, net of cash acquired	(104.2)	(5.5)	(176.6)	—	(286.3)
Intercompany investing activities, net	—	—	—	—	—
Other	1.3	4.2	7.8	—	13.3
Net cash used in investing activities	(108.1)	(67.2)	(252.2)	—	(427.5)
Effect of exchange rate changes on cash	—	—	8.3	—	8.3
Net increase in cash and cash equivalents	224.8	(21.4)	22.4	—	225.8
Cash and cash equivalents at beginning of year	335.4	23.8	449.1	—	808.3
Cash and cash equivalents at end of year	$ 560.2	$ 2.4	$ 471.5	$ —	$ 1,034.1

	Year Ended December 31, 2011				
(In millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (121.7)	$ 422.9	$ 148.5	$ (22.6)	$ 427.1
Financing activities:					
Net change in short-term debt	—	—	1.0	—	1.0
(Payments on) proceeds from intercompany transactions	370.7	(313.5)	(75.5)	18.3	—
Proceeds from issuance of long-term debt	1,025.0	—	—	—	1,025.0
Payments on long-term debt	(1,110.6)	—	—	—	(1,110.6)
Issuance (repurchase) of common stock, net	(80.8)	—	—	—	(80.8)
Other	(31.3)	—	—	—	(31.3)
Net cash provided by (used in) financing activities	173.0	(313.5)	(74.5)	18.3	(196.7)
Investing activities:					
Additions to property, plant and equipment	(2.1)	(108.5)	(16.3)	—	(126.9)
Acquisition of business, net of cash acquired	(0.9)	(12.5)	(1.0)	—	(14.4)
Intercompany investing activities, net	—	(4.3)	—	4.3	—
Other	—	24.2	4.0	—	28.2
Net cash used in investing activities	(3.0)	(101.1)	(13.3)	4.3	(113.1)
Effect of exchange rate changes on cash	—	—	(4.4)	—	(4.4)
Net increase in cash and cash equivalents	48.3	8.3	56.3	—	112.9
Cash and cash equivalents at beginning of year	287.1	15.5	392.8	—	695.4
Cash and cash equivalents at end of year	$ 335.4	$ 23.8	$ 449.1	$ —	$ 808.3

(In millions)	Year Ended December 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (196.8)	$ 425.2	$ 71.0	$ (10.4)	$ 289.0
Financing activities:					
Net change in short-term debt	—	50.0	6.2	—	56.2
(Payments on) proceeds from intercompany transactions	239.2	(306.8)	340.6	(273.0)	—
Proceeds from issuance of long-term debt	786.1	—	—	—	786.1
Payments on long-term debt	(260.9)	—	—	—	(260.9)
Issuance (repurchase) of common stock, net	(42.8)	—	—	—	(42.8)
Other	(58.4)	—	—	—	(58.4)
Net cash provided by (used in) financing activities	663.2	(256.8)	346.8	(273.0)	480.2
Investing activities:					
Additions to property, plant and equipment	(27.0)	(91.9)	(18.6)	—	(137.5)
Acquisition of business, net of cash acquired	(398.5)	(73.8)	(283.2)	—	(755.5)
Intercompany investing activities, net	(282.4)	(1.0)	—	283.4	—
Other	(9.3)	—	19.2	—	9.9
Net cash used in investing activities	(717.2)	(166.7)	(282.6)	283.4	(883.1)
Effect of exchange rate changes on cash	—	—	(18.1)	—	(18.1)
Net increase (decrease) in cash and cash equivalents	(250.8)	1.7	117.1	—	(132.0)
Cash and cash equivalents at beginning of year	537.9	13.8	275.7	—	827.4
Cash and cash equivalents at end of year	$ 287.1	$ 15.5	$ 392.8	$ —	$ 695.4

The condensed consolidating statements of cash flows in the condensed consolidating financial data for 2011 and 2010, were revised to correct the classificat on of intercompany investing and financing activities. The effect of the revisions, which the Company determined were not material to the related financial statements, on the previously reported amounts are as follows:

(In millions)	Parent	Guarantor	Non-Guarantor	Elimination	Consolidated
Condensed Consolidating Statements of Cash Flows	Increase/(Decrease)				
Net cash provided by (used in) operating activities, net					
2011	$ 7.1	$ 15.5	$ —	$ (22.6)	$ —
2010	—	10.4	—	(10.4)	—
Net cash provided by (used in) financing activities					
2011	(7.1)	(11.2)	—	18.3	—
2010	—	(9.4)	282.4	(273.0)	—
Net cash used in investing activities					
2011	—	(4.3)	—	4.3	—
2010	—	(1.0)	(282.4)	283.4	—

The revisions also had no impact on the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows or consolidated statements of changes in stockholders' equity for any of those periods. The revisions are fully reflected in the condensed consolidating financial data for 2012 and will have no impact on the consolidated financial statements as of and for the year ended December 31, 2012.

This page is intentionally left blank.

Reconciliation of GAAP to Non-GAAP Measures

Jarden Corporation Annual Report 2012

Segment Earnings represents earnings before interest, taxes and depreciation and amortization, excluding certain reorganization costs, net, acquisition-related and other costs, net, impairment of goodwill, intangible assets and other assets, non-cash Venezuela hyperinflationary and devaluation charges, fair value inventory adjustments and other items. This non-GAAP financial measure is presented in this Annual Report because it is a basis upon which the Company's management has assessed its financial performance in the years presented. Additionally, the Company uses non-GAAP financial measures because the Company's credit agreement provides for certain adjustments in calculations used for determining whether the Company is in compliance with certain credit agreement covenants, including, but not limited to, adjustments relating to non-cash purchase accounting adjustments, certain reorganization and acquisition-related integration costs, impairment of goodwill and intangible assets, non-cash stock-based compensation costs and loss on early extinguishment of debt. Segment Earnings should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with GAAP that are presented in this Annual Report. A reconciliation of the calculation of Segment Earnings is presented below:

Reconciliation of non-GAAP Measures:

	For the Years Ended December 31,									
(In millions)	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
Net income (loss)	$ 31.8	$ 42.4	$ 60.7	$ 106.0	$ 28.1	$ (58.9)	$ 128.7	$ 106.7	$ 204.7	$ 243.9
Income tax provision	20.5	26.0	35.0	82.0	38.5	26.3	110.7	122.8	125.7	147.6
Interest expense, net	19.2	27.6	84.2	112.6	149.7	178.7	147.5	177.8	179.7	185.3
Loss on early extinguishment of debt	—	—	6.1	—	15.7	—	—	—	12.8	—
Operating earnings	71.5	96.0	186.0	300.6	232.0	146.1	386.9	407.3	522.9	576.8
Adjustments to reconcile to Segment Earnings:										
Depreciation and amortization	15.0	19.2	57.6	66.4	96.4	120.3	130.3	142.8	163.7	152.8
Fair value adjustment to inventory	—	—	22.4	10.4	118.9	—	—	27.4	6.9	6.0
Venezuela hyperinflationary and devaluation charges	—	—	—	—	—	—	—	70.6	—	—
Reorganization costs, net	—	—	29.1	36.8	49.6	59.8	48.5	—	23.4	27.1
Acquisition-related and other costs, net	—	—	—	—	4.6	—	—	42.3	21.4	17.5
Impairment of goodwill, intangibles and other assets	—	—	—	—	—	283.2	22.9	19.7	52.5	—
Cumulative adjustment of stock compensation	—	—	—	—	—	—	—	—	—	33.6
Other adjustments	—	—	2.5	4.8	—	—	17.1	—	—	—
Segment Earnings	$ 86.5	$ 115.2	$ 297.6	$ 419.0	$ 501.5	$ 609.4	$ 605.7	$ 710.1	$ 790.8	$ 813.8

	For the years ended December 31,		
	2012	**2011**	**Inc/(Dec)**
GROSS MARGIN (%)			
Gross margin as reported	28.7%	27.8%	0.9%
Fair market value adjustment to inventory	0.1%	0.1%	—
Rationalization of international manufacturing facilities	0.2%	0.4%	(0.2)%
Adjusted gross margin	29.0%	28.3%	0.7%

Annual Report 2012
Corporate Information

Board of Directors

Martin E. Franklin
Founder
Executive Chairman
Jarden Corporation

Ian G. H. Ashken
Co-Founder
Vice Chairman and
Chief Financial Officer
Jarden Corporation

James E. Lillie
Chief Executive Officer
Jarden Corporation

William J. Grant (1), (2)
Partner
Winston & Strawn LLP

Michael S. Gross (3)
Chairman and Chief
Executive Officer
Solar Capital Ltd. and
Solar Senior Capital Ltd.

Richard J. Heckmann (1), (3)
Chairman and
Chief Executive Officer
Heckmann Corporation

William P. Lauder (2)
Executive Chairman
The Estée Lauder Companies Inc.

Irwin D. Simon (3)
Chairman, Chief Executive Officer
and President
Hain Celestial Group, Inc.

Robert L. Wood (1), (2)
Former Chairman, President
and Chief Executive Officer
Chemtura Corporation

(1) Member of Audit Committee
(2) Member of Nominating and Policies Committee
(3) Member of Compensation Committee

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
Telephone: 914-967-9400
Facsimile: 914-967-9405
www.jarden.com



Executive Officers

Martin E. Franklin
Founder
Executive Chairman

Ian G. H. Ashken
Co-Founder
Vice Chairman and
Chief Financial Officer

James E. Lillie
Chief Executive Officer

John E. Capps
Executive Vice President,
General Counsel and Secretary

Richard T. Sansone
Executive Vice President, Finance

Patricia J. Gaglione
Senior Vice President, Business
Operations and Supply Chain

Patricia A. Mount
Senior Vice President, Finance

J. David Tolbert
Senior Vice President,
Human Resources and Corporate Risk

Corporate Counsel

Greenberg Traurig LLP
Chicago, Illinois

Kane Kessler, P.C.
New York, New York

Registrar and Transfer Agent

Computershare Trust Company
Providence, Rhode Island
800-622-6757

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

ICR, Inc.
Norwalk, CT
203-682-8200

NYSE Corporate Governance Disclosure

Jarden Corporation filed as exhibits to its 2012 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The Annual CEO certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A. 12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

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